                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB12G/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             ELGIN TECHNOLOGIES, INC
                             -----------------------
                 (Name of Small Business issuer in its charter)

                DELAWARE                                  95-4581906
                --------                                  ----------
     (State or other jurisdiction of                  (I. R. S. Employer
      Incorporation or organization)                  identification no.)


           12 Executive Drive
                Hudson, NH                                   03051
                ----------                                   -----
 (Address of principal executive offices)                  (Zip Code)

                                 (603) 598-4700
                                 --------------
                (Issuer's telephone number, including area code)

                                Michael J. Smith
              Executive Vice President and Chief Financial Officer
                            Elgin Technologies, Inc.
                               12 Executive Drive
                                Hudson, NH 030451

Securities to be registered pursuant to section 12(b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                              Voting Common Stock,
                          $.000833 par value per share
                          ----------------------------

                            ELGIN TECHNOLOGIES, INC.

                                Table of Contents

                                     Part I

Item 1.   Description of Business..............................................3
Item 2.   Management's Discussion and Analysis of Financial Condition
          and Results of Operation............................................20
Item 3.   Description of Property.............................................26
Item 4.   Security Ownership of Certain Beneficial Owners and Management......27
Item 5.   Directors and Executive Officers, Promoters and Control Persons.....29
Item 6.   Executive Compensation..............................................31
Item 7.   Certain Relationships and Related Transactions......................32
Item 8.   Descriptions of Securities..........................................33

                                     Part II

Item 1.   Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters ...............................35
Item 2.   Legal Proceedings...................................................36
Item 3.   Changes and Disagreements with Accountants..........................37
Item 4.   Recent Sales of Unregistered Securities.............................37
Item 5.   Indemnification Of Directors and Officers...........................38

                                    Part F/S

                                    Part III

Item 1.   Index to Exhibits...................................................40

                                     PART I

Item 1. DESCRIPTION OF BUSINESS

(a) Business Development and History of the Company

      The history of Elgin Technologies, Inc. (the "Company") dates back forty years to the founding of Elgin Electronics, which, prior to its acquisition by a subsidiary of the Company in 1994, progressed through two ownership changes and a 1993 bankruptcy filing by its then owner, Charter Technologies, Inc. ("Charter"). Prior to its 1993 bankruptcy, Charter, doing business as Elgin Electronics, was a well-regarded provider of custom power supplies and services to the medical, data processing, military and industrial controls market. Elgin Electronics' products focused on low-voltage systems in the 2 to 800 volt range at power levels of 30 to 50,000 watts and high-voltage systems in the 1kv to15kv range at power levels up to 10,000 watts.

      On April 28, 1994, e2 Electronics, Inc. ("e2 Electronics") (f/k/a Elgin e2, Inc.), a Delaware Corporation created by the Company's former Chief Executive Officer and Chairman, acquired from a United States Bankruptcy Trustee in Erie, Pennsylvania the net assets of Charter. As part of that transaction, e2 Electronics assumed certain secured debt from Star Bank, N. A., which agreed to fund e2 Electronics' operations under a revolving asset based line of credit.

      In October 1994, e2 Electronics acquired the net assets of the Erie, Pennsylvania operations of I.S.S., a division of Comptek Research, Inc. I.S.S. was a contract manufacturer of electronic equipment, including printed circuit boards, power supplies and cables.

      In November 1994, e2 Electronics entered into a series of agreements to acquire certain inventory, outstanding sales orders and intangible assets of Hyperion Power Technologies, Inc. ("Hyperion"). Hyperion designed and manufactured custom power supplies for the electronics and telecommunications industries. e2 Electronics had acted as a subcontractor for Hyperion prior to that transaction.

      In July 1996, e2 Electronics acquired all of the stock of Ascom Warren, Inc., a New Hampshire company and a wholly owned subsidiary of Ascom Holdings
(USA), Inc. Immediately following the acquisition, Ascom Warren merged with and became the Warren Power Systems division of e2 Electronics. This division (which the Company eventually transferred to a wholly-owned subsidiary) designs and manufactures high quality DC power systems and custom power supplies for the electronics and telecommunications industries.

      In December 1996, the Company's investment bankers, Mason Cabot Holdings, Ltd. ("Mason Cabot") formed Elgin Acquisition Corporation ("EAC") for the purpose of acquiring the assets of a Massachusetts based contract manufacturing company. e2 Electronics made loans to EAC of approximately $750,000, and provided labor, materials and management services to EAC in consideration of which e2 Electronics received an option to purchase the stock of EAC. These loans were written off as bad debt in fiscal 1998 when the assets of the creditors of the affiliate foreclosed on their security interests and sold its assets.

      In September 1997, e2 Electronics entered into a transaction with Cross Atlantic Capital, Inc., a publicly traded corporation with no operations, which had been created in May 1986, pursuant to which the stockholders of EEI became stockholders of the Company and e2 Electronics became a wholly owned subsidiary of the Company. Simultaneously, e2 Electronics changed its name from Elgin e2, Inc. to its current name and the Company changed its name, first to Elgin e2, Inc. and later to Elgin Technologies, Inc.

      On December 17, 1997, the Company acquired the stock of its second operating subsidiary, Logic Laboratories, Inc., ("Logic") a Delaware corporation that was created in December 1995. Logic Labs is a research and development company specializing in electronic ballast system design.

      In April 1998, the Company purchased 100% of the stock of and merged with Communication Service Company ("CSC"), an installation services company specializing in the installation and maintenance of the types of telecom power products manufactured and sold by the Company's Warren Power Systems division.

      In March 1998, the Company created Warren Power Systems, Inc. ("Warren Power"), a Delaware corporation, as a third wholly owned subsidiary. e2 Electronics then transferred to Warren Power the assets that constituted its Warren Power Systems division in consideration of the assumption by Warren Power of liabilities substantially in excess of the value of the Warren Power assets.

      Accordingly, as of March 1998, the Company had three operating subsidiaries: (i) e2 Electronics, which operated the original Charter Technologies (i.e., Elgin Electronics) business; (ii) Warren Power, which operated the business purchased from Ascom Warren; and (iii) Logic, as well as a division which operated the CSC installation services business.

      In April 1998, the principals of Mason Cabot, formed DC&A Partners, Inc. for the purpose of purchasing (with investor funds) Star Bank's revolving debt facility with e2 Electronics and Star Bank's first position security interests over the assets of e2 Electronics. In connection with that transaction, Warren Power Systems became an additional obligor with respect to the line of credit, as well as certain other secured obligations of e2 Electronics.

      On June 1, 1998, e2 Electronics filed for Chapter 7 Bankruptcy protection in the U.S. Bankruptcy Court for the District of Pennsylvania. In connection with that proceeding, the court has approved the bankruptcy trustee's motion to sell e2 Electronics' assets to DC&A.

(b) Business of Issuer

      The Company has two major product lines; Master Lite Ballast Systems (MLBS(TM)) and Telecom Power.

MASTER LITE BALLAST SYSTEM (MLBS(TM))

OVERVIEW

      The fluorescent lighting products used in today's market have remained essentially unchanged in the past fifty (50) years. Twenty-five (25) years after the oil embargo, the United States has given up almost all the gains realized through energy conservation efforts during the late eighties and early nineties. The Department of Energy reported that the lighting costs for 1997 reached a level of $28.3 billion. The Company's dimmable electronic distributed lighting system (MLBS(TM)) may represent the ability for substantial savings for every energy lighting dollar.

                                [GRAPHIC OMITTED]

      Light represents a substantial factor of commercial electrical consumption. A wide range of initiatives and efforts in the U.S. Department of Energy ("DOE") and National Energy Strategies has focused on commercial lighting as a potential source of energy conservation. According to the DOE, the average energy used to light one square foot of space per year is 6 kWh per square foot; with MLBS(TM) the energy used could be as low as 2.1 kWh for that same space.

Lighting Energy Conservation Potential

      Substantial energy savings are possible using more efficient commercial lighting equipment and practices. Estimates of the potential savings depend heavily on assumptions regarding the types of lamps and fixtures to be replaced, the effectiveness of various lighting conservation measures, and how strong a lighting level is to be maintained. The savings estimates under various assumptions span a wide range, from under 30 percent to nearly 80 percent of current use (Figure ES1).

o Savings from Compact Fluorescent Lamps: Converting all incandescent bulbs (the typical screw-in type) to compact fluorescent lamps with reflectors is estimated to save close to 30 percent of current (1986) energy use for commercial lighting.

o Savings Without Compact Fluorescent Lamps: Even greater savings can be achieved without using any compact fluorescent lamps, but converting all lamps and fixtures to the most efficient version of the same type (fluorescent, high-intensity discharge, or incandescent), together with lighting control devices.

o Savings from Comprehensive Improvements: Universal replacement of lamps and fixtures by more efficient equivalents, together with lighting controls, could save as much as 72 percent of current commercial lighting energy use. The replacements for this case include the better of the previous two cases. If, in addition, lighting levels are reduced by 25 percent, the total savings could reach nearly 80 percent.

                                [GRAPHIC OMITTED]

Current Fluorescent Lamp Ballast Market Position and Outlook

      Fluorescent lamps and ballasts were first commercially introduced into the U.S. market in 1938. Since then, fluorescent lighting has slowly gained dominance in the commercial and industrial lighting market. Today, the use of fluorescent lamp ballasts is standard practice in most commercial and industrial facilities. It is estimated that there are approximately 2.3 billion commercial and industrial lighting fixtures in the U.S. today. Relatively inefficient core and coil ballasts operate approximately 52%, or 1.1 billion fixtures.

                                [GRAPHIC OMITTED]

      The Company estimates that each of these 1.1 billion lighting fixtures consumes approximately 784 kWh of electricity per year and contributes 196 watts to hourly peak electric demand (assumes 4,000 hours of operation per year). If standard hybrid ballasts replaced these magnetic ballasts, hourly energy demand could be cut by 40 watts and annual energy savings would be 224 kWh per year, per fixture. If all 1 billion fixtures were retrofitted with hybrid electronic ballasts, these power savings would translate into lowering of national peak electric demand by 38,400 mw, and energy usage would drop by 215,000 gWh per year. Savings associated with this reduction would equate to $27.5 billion per year. The resulting reduction in demand would forestall the need for sixty-four 1,000 mw coal-fired power stations at an initial cost of over $64 billion.

                               [GRAPHIC OMITTED]

      In the late 1980's, electric utilities, faced with rising costs and pressure from conservation groups, began to adopt lighting conversion programs to replace inefficient magnetic ballasts. Immediately, the demand for electronic ballasts skyrocketed and continues to increase today. The United States Department of Commerce census shows that electronic ballasts sales during the first half of the 1990's grew at a compound annual rate of approximately 70%. Conversely, magnetic ballast sales have risen at a compound annual rate of less than 1%.

      While utility conservation programs in the late 1980's created the initial market impetus for electronic ballast sales, regulatory changes implemented in 1992 are driving electronic ballast sales to new heights. Specifically, regulation mandating lamp changes (and consequently ballast changes) is projected to force sales of electronic ballasts to grow at an annual rate of 10% to 18%. The market opportunity appears extremely strong with current electronic ballast manufacturers unable to fully meet demand.

      o U.S. sales for electronic ballasts are approximately $600 million and growing rapidly; projected to be at $650 million in 1999 and over $800 million by the year 2001.

      o International market opportunity is projected to be 10 times as large.

Market Trends and Drivers

      The U.S. fluorescent lighting market, and consequently the ballast market, has been historically driven by capital costs. Electricity costs in the U.S. have historically been low, so energy costs have not factored heavily in the buying decisions for ballasts. Further there has existed a disjunction between the motivations of builders and owner/operators. A building owner is more interested in the initial costs of a building than in the operating costs. Low cost magnetic ballasts (costing approximately $8) versus high efficiency electronic ballasts (costing approximately $20) would save the developer of a one million square foot building (assuming 1 ballast per 100 square feet of floor space) approximately $120,000. However, the building owner could save $172,180 per year (224 kWh savings X 10,000 electronic ballasts X 7.7 cents/kWh) if more energy efficient ballasts were installed.

      The incentive to install low initial cost, high operating cost ballasts versus more costly, higher efficiency ballasts is changing as a result of:

      o Deregulation and increased competition forcing electric utilities to become active in promoting the purchase of higher efficiency ballasts

      o Energy service companies ("ESCO's") and retrofitters are seeing significant profit opportunities in replacing existing ballasts with higher efficiency ballasts

      o State and federal agencies are mandating energy efficiency in new and existing lighting fixtures

      o Consumers are becoming more aware of energy costs and demanding more energy efficient lighting in their buildings

Utilities

      In the early 1980's, many electric utilities experienced generating constraints and rising electricity production costs. As a result, Public Utility Commissions ("PUC's") in New England, California and Wisconsin were the first to require utilities to implement Conversion and Load Management ("C&LM") programs. These programs directed utilities to promote the replacement of inefficient lighting, heating and cooling equipment. It was expected that these programs would lower electricity demand as well as the need to increase generating capacity.

      Since lighting accounts for roughly 40% - 50% of the electric bill for commercial accounts, lighting programs were typically the first conservation programs to be launched. Because magnetic ballasts are so inefficient, ballast replacement programs were incorporated into their initial conservation programs. Such programs provided a quick and dependable payback for utilities, and consequently, such programs flourished.

      C&LM programs have had significant impacts on the demand for electronic ballasts. A report conducted by Arthur D. Little for Northeast Utilities concluded that utility programs created actual shortages in electronic ballasts in the early 1990's.

ESCO's

      Energy Service Companies were created in response to the rise of utility-sponsored energy conservation programs. Energy service companies make it simpler and less troublesome to execute a retrofit. Energy conservation programs typically required consumers to replace or retrofit existing equipment in order to receive utility subsidies. To fill the increased demand for this type of work, entrepreneurs created energy service companies to perform the task of replacing all or part of installed lamp fixtures. The process of retrofitting typically entails replacing the entire lamp fixture which contains two ballasts and four T12 lamps, with one electronic ballast and two or three T8 lamps. Most industrial and commercial end-users retrofit part or all of their buildings to capture energy savings and/or upgrade existing equipment.

      ESCO'S typically contract with industrial or commercial end-users to evaluate energy consumption, make recommendations for energy savings and install energy efficient equipment. Many of these companies have employed unique techniques to attract business and reap profits. For instance, they are willing to work on a contingency basis and are paid a percentage of their customers' energy savings. As a result, they have increased the demand for electronic ballasts.

Federal and State Programs

      Federal and state governments are becoming more active in promoting and maintaining demand:

      o The Environmental Protection Agency ("EPA") is promoting energy efficiency for environmental reasons, particularly in regard to global warming. For example, the EPA Green Lights Program encourages Fortune 500 companies to install energy efficient lighting in return for media exposure and other public relations benefits.

      o The U.S. Department of Energy continues to research new technologies and is increasingly under pressure to make conservation an integral part of the National Energy Strategy.

      o The U.S. Congress passed the "National Appliance Conservation Amendments of 1988" which stipulated that only energy efficient ballasts, including some magnetic and all electronic ballasts, could be manufactured after 1990.

      o The Federal Energy Management Program requires all federal buildings to convert to energy efficient ballasts within two to three years. Considering that there are roughly 500,000 federal buildings with annual lighting related energy costs of more than $700 million, this law could have a major impact on the demand for electronic ballasts.

      o The 1992 Energy Policy Act was enacted to "save consumers money through reduced energy expenditures and improve the international competitiveness of the United States economy". Toward this end, congress established limitations on the types of fluorescent lamps produced. Most of the inefficient fluorescent lamps in use today (commonly referred to as T12 lamps) went out of production on April 30, 1994. These lamps are being replaced or retrofitted with electronic ballasts and energy efficient T10 and T8 lamps. The EPA also set minimum requirements for ballast efficiency.

Consumer Awareness

      Environmentalism has increased the demand for energy efficient and environmentally friendly products, including energy efficient ballasts. For example, "Energy User News", which targets issues relating to energy management, discovered in a survey that almost 80% of end users rate energy savings as the main driver in their decision to upgrade or replace existing lighting systems. The survey further indicated that advanced lighting technologies have become mainstream choices for end users, with only 38% responding that they would use incandescent lamps in their lighting systems. The following are other major findings in this survey:

      o     89% of all users surveyed intended to buy electronic ballasts

      o 79% of users intended to upgrade existing lighting systems to energy efficient "T8" lamps

      o 29% of surveyed users would seek utility program rebates to help fund their projects

      o 18% of users intended to buy high power factor ballasts; 15% would buy high output ballasts; 13% would purchase reduced harmonic ballasts.

Product Overview

      The lamp ballast is a critical element in the efficient operation of a fluorescent light. Ballasts typically perform two primary tasks in a fluorescent light: 1) power control conditioning, filtering and voltage transformation and
2) lamp control for both starting and continuous operation. Traditionally, these tasks have been performed together by a magnetic ballast in an approximately 2" x 12" box weighing about 2 to 6 pounds.

      Magnetic ballasts have been optimized, but at their best they present serious problems in noise, efficiency and regulation. Furthermore, their poor power factor limits the ability of the power utility to drive real power. In recognition of the seriousness of the disadvantages of the magnetic ballasts, the 1990 National Appliance Energy Conservation Act ("NAECA") required all ballasts for commercial fluorescent lighting systems to have efficiencies greater than or equal to those of energy efficient magnetic ballasts. This legislation effectively banned the use of a majority of magnetic technology for new lighting applications.

      To fill the void, the ballast industry has replaced the heavy magnetic ballast with solid state electronic units. This electronic circuitry converts the input AC voltage to a high voltage DC level using high frequency switching to boost the voltage while correcting the power factor. The DC is then converted back to high frequency AC avoiding noise and raising the light emission of the lamp for a given power input.

      The overall failure rate of existing electronic ballasts is higher than the rate of core and coil ballasts. This is a result of two factors: 1) hundreds of dependent components - if one fails, the entire ballast fails; and 2) attempts to lower total ballast cost through lower grade components (which fail more readily), increasing ballast failure rates.

      Despite poor reliability, inefficient design, and high cost, electronic ballast manufacturers have not been able to expand production quickly enough for demand. Electronic ballasts, despite their failings, have provided significant value to consumers through low total life cycle costs and enhanced lighting quality. Lighting engineers, building owners, and newly formed ESCO's have embraced the technology and are rapidly replacing existing magnetic ballasts with electronic ballasts.

      Master Lite Ballast System(TM). The mission of the Company's Logic Labs subsidiary has been to develop a product that could improve existing ballast designs and become the benchmark for all future ballast products. After years of diligent research and design, Logic Labs has not only developed an improvement to existing ballasts, it believes that it will develop a revolutionary system that may represent a quantum leap in ballasting. Logic Labs technology moves away from traditional ballast design by separating power control and lamp control. The Company believes that this approach may result in a product that will no longer be simply a ballast, but a power distribution system which will out-perform every existing ballast in efficiency, reliability, flexibility and power quality at a cost below that of core coil magnetic ballasts.

      The Company engaged the Economics Resource Group, Inc. to evaluate the market potential of the MLBS technology in the fluorescent light industry. The results indicated a major market potential for the MLBS technology and with a favorable report against competition in today's fluorescent lighting industry. See Exhibit A-1 attached hereto.

      Dimming is provided as a standard feature at no additional cost. The drivers sense the output of the "master" and dim as commanded by the customer's control(1) of the "master". This unique patented approach requires no additional wiring other than adjustment control and can be retrofitted into existing systems.

      Logic Labs is developing innovative features related to energy management as add-on components to the base MLBS(TM). These features include daylight harvesting, occupancy sensing and in process lamp usage monitoring. Some "high end" ballasts presently offer these features as separate components, but at a wholesale price of more than 100% over the cost of the ballast. The Company believes that Logic Labs' MLBS(TM) is able to provide these features at a fraction of the competitors' cost, thereby further increasing energy savings.

Competition

      Virtually every ballast manufacturer in today's marketplace has built its business by developing and delivering a large array of ballasts for the fluorescent lighting industry. The Company plans to make one of the primary attributes of the MLBS(TM) technology the ability to address a wide range of the fluorescent lighting industry's needs with a multi-purpose distributed dimmable electronic lighting system.

      The present design allows MLBS(TM) to give the customer the freedom and flexibility to attain their desired lighting using its distributed dimmable electronic lighting system. The multi-facet features of the MLBS(TM) allow the customer to realize significant energy savings by utilizing the

----------
(1)   Customer control of the "master" can be manual, digital or analog.

dimming and daylight harvesting features of the system; maintain constant desired lumen outputs per lamp as needed in each workplace environment and realize low harmonic distortion of less than 3%.

      Historically, fluorescent industry lighting users were required to select a specific ballast for a specific need or application. When the MLBS(TM) distributed dimmable electronic system is fully developed, the Company believes that the customer may be able to realize all attributes at a market competitive price with competition's best in class product.

      Logic Lab's competitors vary depending upon specific focus and overall fluorescent lighting needs. Motorola, Magnetek and Advance Transformer are primary competitors with Sunpark, SLI and Howard as secondary competitors.

Patents

      The Company has developed a network of interrelated patents, which cover the various configurations of the MLBS(TM) technology. To date, the Company has been granted three patents. The Company is in the final application process for two additional patents.

Future Opportunities

      The Company plans development efforts, which may include international expansion, new product launches and product expansions. The Company holds international patent protection for the MLBS(TM) in the European community, Korea and Canada. When fully developed, the Company believes that the system will be so flexible that it may be able to operate in virtually any foreign electric system without redesign. The Company projects the foreign fluorescent lighting market to be ten (10) times the size of the U.S. market.

      The Company also intends to launch as a new product MLBS(TM) with integrated energy management. Given the centralized power control of the MLBS(TM), the system could be ideally suited for advanced energy management and control. The Company has developed a patented approach to dimming control for light output. Current testing reveals that this feature enables light output dimming below 40% normal output. Further dimming capability raises the wholesale cost of the ballast substantially with diminished savings. The Company expects its dimming control to increase costs by no more than 10% to 20%.

      The Company plans to attempt to expand MLBS(TM) to applications outside the fluorescent lighting industry such as the neon lighting industry, transportation including automotive, avionics and shipbuilding and the high intensity gas tube lighting market such as metal halide, argon and sodium.

      The Company is also attempting to develop the ability to place the lamp driver inside the lamp. This technology would allow the Company to provide a substitute technology for use of compact fluorescent, one of the highest margin and fastest growing markets in lighting today. Compact fluorescents were designed to replace inefficient incandescent lights at a cost of approximately $15 - $20 per lamp. By placing the lamp driver inside the lamp, the Company can increase energy efficiency by 30% - 35% and reduce harmonic distortions by up to 90%. Such features could allow the "inside the lamp" technology to replace incandescent lighting.

Fluorescent Lamp Ballast Competition

      From an energy savings standpoint, the Company believes that, when fully developed, MLBS(TM) may far exceed core coil magnetic ballast competition. Assuming 4,000 hours of annual operation, it is anticipated that the MLBS(TM) system will typically require as little as 280 kWh of electricity while other ballasts require from 344 kWh to 784 kWh to produce the same light output. Benchmarking to a magnetic core and coil ballast which would cost approximately $60.36 per year to operate, electronic ballasts (standard and high light output) create a cost savings of $27.27 to $30.55. However, the Company believes that MLBS(TM), when fully developed, will create an annual cost savings of $38.80, which would exceed other electronic ballasts by $8.25 to $11.53 per year, or 18.7% to 29.7% annual cost savings.

TELECOM POWER

Overview

      The telecommunications power market is changing dramatically. This change is taking place within the central offices of telephone companies and cellular networks, as a result of the introduction of PCS (or Personal Communications System) and the development of the "information superhighway". Overall, the telecommunications power market is moving toward lower power requirements. The existing central office infrastructure, which consists of very large power plants, is changing. With telecommunications equipment requiring less power, many of these power plants are now being downsized to much smaller plants or are being retired totally. The RBOC's (or Regional Bell Operating Companies) are also downsizing their power staffing, which requires equipment that is easier to maintain. With the rapid growth in cellular telecommunication, smaller power in much higher volume is required. These companies are faced with not having an abundance of space or large maintenance staffs like the RBOC's. Cellular companies need compact equipment that is modular in design allowing for easy maintenance. Requirements include small power supplies that are deployed throughout the network which power various types of equipment. PCS is the newest area and is still being defined. The general requirement will be for very small power supplies and systems. The chart below indicates the range of power supplies by size and market segment.


-----------------------------------------------------------------------------------------------
      48V/24v            Cellular             PCS               Fiber       Central Office
===============================================================================================

     3amp/6amp              X                  X                  X
-----------------------------------------------------------------------------------------------
    6amp/12amp              X                  X                  X
-----------------------------------------------------------------------------------------------
    12amp/25amp             X
-----------------------------------------------------------------------------------------------
    25amp/50amp             X
-----------------------------------------------------------------------------------------------
   50amp/100amp             X                                                       X
-----------------------------------------------------------------------------------------------
      100 amp                                                                       X
-----------------------------------------------------------------------------------------------
    200-400 amp                                                                     X
-----------------------------------------------------------------------------------------------


      The central office ("CO") requires much larger power systems than the cellular market environment. PCS and fiber require low-level power supplies, and new technology is pushing the levels lower than indicated on the above chart. Fiber includes "fiber to the curb" applications, "controlled environment vaults" and powering of "information network" applications. This market is made up of individual components and total systems. Components must be compatible with the individual power system, and each power system must meet the specifications of the customer's network needs. Many of the small systems are either incorporated into the customer's system/product or are standalone and support their remote equipment. These systems include the following: rectifiers, batteries, monitors/alarms and power distribution devices. Industry trends and projections point to rapid growth in the cellular, PCS and fiber telecommunications market over the next decade.

Market Trends

      A telecommunications power plant is a fully integrated power system used in telephony applications. It can be located in either the central office, an outside plant with a controlled environment, or at the point where PBX service is received at the client site. The DC power boards and DC systems used in power plants are comprised of several individual components. A typical power plant consists of five (5) subsystems: AC distribution, rectifiers and inverters, controllers, batteries and DC distribution. Those components specific to the business of the Company's Warren Power subsidiary include rectifiers, converters and inverters. Rectifiers convert the AC voltage into the DC voltage, DC-to-DC converters take DC input voltage and reduce voltage levels for specific applications, and inverters convert DC voltage back to AC. A broadband power plant is similar to a telecommunications power plant in that power condition equipment is supplied to a central location for broadband communications system. These systems include CATV, RBOCs, cellular and PCS.

      While the U.S. market for power plants is diminishing at the central office, it is growing in other areas of the world. As central offices abroad convert from analog to digital and reorganize power distribution and equipment, the efficiency of older power plants is in question. In addition, as demand for power increases, the interest in efficient, compact modular units increases. The objective is to increase the reliability of the central office by upgrading analog systems to digital based equipment, increasing power quality and reducing cable congestion. Market opportunity exists in Latin America and the Far East and is growing at an annual rate of approximately 20%.

      The greatest growth area for power plants is the PCS industry as this is the technology of the future in personal communications. CATV and cellular applications will also be major growth contributors. Currently, CATV providers entering the telecommunications market must meet the increased demands placed on telephone companies for reliability. This translates into increased demand for back-up power provided by power plants. A high level of interest in this industry is evidenced by the investments made by COX, Comcast, TCI and Time Warner. Further, the increase in both cellular communication use and product demand will lead to more complex product offerings and an increased need for power supplies. The market in Latin America is virtually untapped, indicating a vast opportunity for growth.

      The U.S. market for converters is $25.5 million while foreign market penetration has been quite low. In 1995, exports represented just 14% of total U.S. production. Even though most converters are supplied nationally, these levels indicate tremendous opportunity if pricing is targeted. Given the fact that foreign markets offer opportunities to suppliers around the world, competition is tight. The U.S. market for inverters is growing and is expected to keep pace with the overall communications power industry. The foreign opportunity for inverters is similar to that of converters. The U.S. market for rectifiers is $166.1 million. Here too, there is little foreign trade. Imports totaled only 10% of production of U.S. consumption. In this case, foreign exports provide a greater market potential for suppliers. Currently, U.S. suppliers are shipping over 30% of their product abroad.

      The U.S. market for these power components is supplied according to a two-tier system. On the first tier, producers generally ship units to end-users, distributors, contractors and Value Added Resellers ("VAR's"). The distributor is the primary point person on the second tier. In this case, the distributor will ship products to the end-users, contractors and VAR's. On both levels, the majority of shipments are made directly to defined end-users such as OEM's manufacturing complete systems or private customers buying components that will be installed by independent contractors.

Product Overview

      The telecom power systems and components of the Company's Warren Power subsidiary are a composite of products from Elgin and Warren Power Systems with combined industry brand-name recognition of more than 80 years and are designed to be integrated into the energy subsystems which power communications systems. The telecom power business services the OEM, Central Office, Customer Premise/PBX, Cellular, Microwave, Fiber Optic and Government Telecommunications markets with four basic product categories.

      Proprietary Power Products include battery chargers, eliminators, key system power supplies, ringing generations, converters, inverters, rectifiers and fuse panels. Most communication systems are designed to operate from a single DC Input or "rectifier", the purpose of which is to provide a continuous supply of DC power to the system at a highly regulated voltage under a variety of input and output conditions. The three technologies by which the output voltage is regulated are: 1) Linear or thyristor, 2) Ferroresonant, and 3) Switch-Mode. Warren Power offers a number of 48V and 24V Controlled Ferro-Regulated (CFR) units at a variety of output current levels. Further, Warren Power has introduced a new Switch-Mode Rectifier (SMR) to meet the rising demand for higher power densities in telecommunication applications. Key system power supplies support the business telephone equipment market, i.e. key telephone system/PBX phone equipment.

      While most telecommunications power plants operate from a single DC input voltage, auxiliary power requirements exist for other DC voltages as well as to replace commercial AC power during an outage. The conversion hardware performing these functions are called converters (i.e., they convert one DC voltage to another), and inverters (which convert a source of DC power to AC output). Ringing generators that produce and control the various signaling sources (i.e. busy signal, dial tone, etc.) are considered part of the telecom power market. Ringing generators are virtually identical to inverters from a functional standpoint, being powered from a DC source and producing an AC sine wave output. Warren Power offers a full line of ringing generators as well as a combination key telephone power supply and ringing generator system.

      Engineered Power Distribution Systems include 24V and 48V, 50 to 4000 amp power board systems as well as microprocessor controlled remote monitor and control systems. Warren Power's standard power boards feature microprocessor controlled battery chargers and convert AC power to the DC power needed for telecommunications switching (central office) systems. The systems also provide other features that monitor and control critical operating parameters in order to protect the telecommunications switching equipment.

      Access Products include voice and data couplers. The access products consist of a line of protective devices registered with the FCC that are required when connecting unregistered equipment to a telephone line. The data couplers are used in conjunction with computers, data terminals and point of sale ("POS") terminals that send data via modem over telephone lines. The voice couplers provide the requisite protective functions for unregistered answering machines, dictation equipment and multi-trade voice recording equipment.

      At the outset of the FCC Equipment Registration Program initiated under
Part 68 of the FCC Rules, the market for such registered couplers was quite lucrative since equipment manufacturers sought an interim solution that would permit continued sales of unregistered products. More recently, most OEM's have incorporated the required protective functions into their products and registered them with the FCC. Thus, while the market has declined significantly, there remains a residual demand for the OEM sector as well as a replacement market in the end-use segment.

      Installation and Service. CSC, the Company's engineering and installation division installs power systems manufactured by Warren Power and other manufacturers that meet all RBOC standards. The Company's staff of senior engineers and technicians provides domestic and international installation and full detailed engineering services.

Competition

      The competition in the power supply segment of the telecom market is substantial, dominated by large companies such as AT&T, Lucent Technologies, Northern Telecom and Lorain. These companies have enormous capital resources that provide them with a substantial advantage over smaller vendors. In addition, smaller companies such as Power Conversion Products, PECO II, Argus and LaMarche provide additional direct competition to the Company. Management believes that the overall size of the market provides substantial opportunities and that the Company's product offerings and service capabilities will allow it to successfully define its niche.

      The Company's customer base includes a wide variety of manufacturers of telecommunications equipment, computers, medical equipment and industrial controls. The customer list also includes some of the regional telephone operating companies, defense contractors, U.S. government agencies, public utilities and independent cellular operators.

      The Company currently has no publicly announced new product or service.

      The Company's business is subject to significant competition. The Company's products and capabilities are designed to serve two distinct markets. These are telecommunications power and custom power conversion. The following sections describe the competitors under each market segment.

Telecommunications Power

      As a relatively small company with very large competitors, customer service is essential to the success of the Company's business plan. The Company must be able to deliver quality product quickly, provide flexibility to the customer and maintain a full service offering. The major manufacturers of telecommunications power equipment engaged in competition within the U.S. market are AT&T Energy Systems (Mesquite, TX) and Lorain Products (Lorain, OH), which maintain a combined approximate market share of 60%.

Custom Power Conversion

      The Company's brand names and product lines have been leading elements of the custom power conversion manufacturing business since the mid 1960's. The keys to success in this business are the abilities to deliver the electrical/mechanical design, gain prototype approval and move the product through production to delivery, all within a minimal lead time. The major national and regional competitors in the custom power supplies industry are Zytec (Eden Prairie, MN), ITT Power Systems (Tucson, AZ), Acme Electric (Cuba,
NY), AT&T Energy Systems (Mesquite, TX), Preferred Electronics (Westfield, MA) and Technipower (Danbury, CT).

      The Company procures electronic components, metal work, sub-assemblies and other raw materials utilizing a state of the art materials requirement planning system that ensures timely purchase of materials in order to meet production schedules and promised customer delivery dates. The Company relies heavily on external sources of supply and, for most components, has developed multiple commercial sources, including large and small distributors and OEM's. Passive electronic components are readily available through any of the large distributors within short lead times. For active electronic devices, availability varies, with most items readily available and a limited number of components available only from a single source of supply due to allocation or short supply. While delays in delivery of such single sourced critical components could cause deferment of planned production and delays in shipment of certain products, the Company attempts to identify acceptable alternate components or makes purchase arrangements through brokerage firms that specialize in locating difficult to find electronic items. The Company believes that the loss of any single source of supply would not materially affect the Company's business.

      Two customers accounted for 55% (31% and 24% respectively) of accounts receivable as of March 31, 1999. Sales to these major customers amounted to 26% (12% and 14% respectively) of total sales for the year ended March 31, 1999. No individual customer amounted to greater than 9% of total sales for the year ended March 31, 1998. For the nine months ending December 31, 1999 and 1998, sales to major customers amounted to 50% and 13% respectively.

      The Company's Telecom Power business does not currently own any patents, trademarks, licenses, concessions or franchises that are of any material value to its business, now or in the future. The Company is not party to any royalty or labor agreements.

      Products manufactured by the Company generally do not require any government approval. Products sold to agencies of the U.S. government (i.e., military, FAA, etc.) require adherence to certain specifications in the normal and ordinary course of manufacture.

      There exists no known current or pending government regulation that would either impede or enhance the operations of the Company.

      The Company's operations do not use, consume or generate any hazardous or environmentally dangerous materials. As a result, minimal costs are incurred in the compliance with Federal, State and local environmental laws.

      As of March 1, 2000, the Company employed a total of sixty-seven (67) employees, all of which are full time employees. None of these employees is covered by a collective bargaining agreement. The Company believes that its labor relations are good.

Item 2. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

      The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related notes included herein.

Forward Looking Statements and Certain Risk Factors

      The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue" or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's lack of profitability, its dependence on a limited number of customers and key personnel, its ongoing need for additional financing and its dependence on certain industries. The Company is also subject to other risks detailed herein or which will be detailed from time to time in the Company's future filings with the Securities and Exchange Commission.

Risk Factors

Going Concern; Operating Losses and Cash Flow Shortages

      The Company does not have available working capital to market its products effectively. As a consequence, sales have significantly decreased and it is expected that sales will continue to be adversely affected. There exists a substantial risk that the Company will be required to curtail or discontinue its current business operations.

      Since the Company commenced operations in 1994, the Company and its subsidiaries, have produced losses in each year and had an accumulated deficit of $35,499,000 at March 31, 1999. Through the nine (9) months ended December 31, 1999, the Company has continued to experience losses of $3,898,000 on revenues of $5,427,000. The continued research and development efforts to bring MLBS to market, along with the capital needed to rebuild the telecom power and conversion businesses, were the major contributors to the accumulated losses.

      The Company and its subsidiaries have experienced cash flow constraints throughout their operating history, resulting in lower orders and decreased margins. The Telecom Power business has been negatively impacted in its efforts to turnaround and expand, principally by the Company's history of lack of working capital, restructuring, consolidations and substantial operating losses. Management is making every effort to reverse these trends by reducing the operating costs of the Company's existing product lines and seeking to expand into less costly, more profitable products and services. These efforts will, however, require increased capital infusion and Management cautions that there can be no assurances that these efforts will be successful.

      Even though the Company is in the process of bringing MLBS to market, there can be no assurance that the Company will successfully complete the product's technology or that the product and technology will gain acceptance or that the Company will not experience adverse operating results, including, but not limited to substantial additional losses, in the future.

Subsidiary Bankruptcy

      On June 1, 1998, e2 Electronics (the Company's wholly-owned subsidiary) filed a Chapter 7 bankruptcy petition in the United States Bankruptcy Court for the Western District of Pennsylvania. In connection with the bankruptcy, DC&A Partners, e2 Electronics' largest secured creditor, purchased e2 Electronics' assets from the Bankruptcy Court for $177,000. DC&A is a company formed by principals of Mason Cabot, the Company's former investment banking firm. Until the bankruptcy has been concluded, there is a possibility that the Bankruptcy Court could invalidate certain pre-petition transactions or make other findings, determinations or rulings that could have material adverse effects on the Company and/or its properties.

Business Development Risks

      The Company is following a business plan intended to expand its sales efforts and market penetration along with the continued development and marketing of the MBLS technology. Implementation of this plan will require substantial additional capital for product development, marketing and promotion. No assurance can be given that the Company will be successful in expanding its current sales or distribution capabilities or developing new products that result in increased sales and earnings or that its marketing and promotion activities will have the intended effect of expanding sales and increasing earnings.

Completion of Technology Development; Reliance on New Product Introductions

      The ability of the Company to execute its business plan is substantially reliant upon the completion of the development of its proprietary technologies, including but not limited to MLBS, and the successful marketing of products based upon those technologies. There can be no assurance that the Company will complete this development or that such development will result in viable and/or marketable products. The Company's failure to complete the development of its technologies and/or market products based thereon could have a material adverse effect on the Company's financial condition and results of operations.

      Furthermore, as a result of technological changes and developments, many technologies are successfully marketed for only a short period of time. There can be no assurance that (i) any of the Company's current or future products will continue to be accepted for any significant period of time or (ii) the market will accept the Company's new products, or if such acceptance is achieved, that it will be maintained for any significant period of time. The Company's success will be dependent upon the Company's ability to bring existing products to market and to develop new products and product lines. The failure of the Company's products and product lines to achieve and sustain market acceptance and to produce acceptable margins could have a material adverse effect on the Company's financial condition and results of operations.

Need for Additional Financing

      The Company currently has only one major investor as its sole financing source. There can be no assurance that this investor will continue to fund the Company's operations. Without working capital from this investor or an alternative financing source, the Company could be required to curtail or discontinue its current business operations. The Company's business plan is based upon current assumptions about the costs of its implementation. If these assumptions prove incorrect or if there are unanticipated expenses, the Company may be required to seek additional equity and/or debt financing. No assurance can be given that the Company will be able to obtain such financing upon favorable terms and conditions. Moreover, no assurance can be given that the Company will be able to successfully implement any or all of its business plan, or if implemented, that it will accomplish the desired objectives of product expansion and increased revenues and earnings.

Selected Financial Data


                                For the Nine
                               Months Ended                For the Years Ended
                               December 31,                    March 31,
                      ----------------------------    ----------------------------
                           1999            1998           1999            1998
                      ------------    ------------    ------------    ------------
Sales                 $  5,427,000    $  4,817,000    $  7,218,000    $  6,980,000
Cost of sales            5,811,000       5,213,000       7,088,000       7,974,000
                      ------------    ------------    ------------    ------------

Gross margin (loss)       (384,000)       (396,000)        130,000        (994,000)
Operating expenses       2,659,000       3,356,000       4,379,000      12,146,000
                      ------------    ------------    ------------    ------------

Operating loss          (3,043,000)     (3,752,000)     (4,249,000)    (13,140,000)
Other expenses             855,000         542,000         754,000       1,602,000
                      ============    ============    ============    ============

Net loss              ($ 3,898,000)   ($ 4,294,000)   ($ 5,003,000)   ($14,742,000)
                      ============    ============    ============    ============

Sales

      The Company had sales of $7,218,000 for fiscal 1999 and $6,980,000 for fiscal 1998. The nominal increase in sales (3.4%) was mainly the result of regaining stability in the business, which had been interrupted in 1998 as a result of the consolidation of the Company's Erie, Pennsylvania and Hudson, New Hampshire facilities. In addition, the acquisition of CSC in May, 1998 helped to offset the loss in sales from the filing of Chapter 7 bankruptcy protection by the Company's subsidiary, e2 Electronics in June, 1998.

      Sales for the nine months ending December 31, 1999 and 1998 were $5,427,000 and $4,817,000, respectively. The sale increase of $620,000 (12.9%)
was the continued result of regaining stability in the telecom business and the first sales of the lighting segment's products of $24,000.

Cost of Sales

      The cost of sales for fiscal 1999 and 1998 were $7,088,000 (98% of sales) and $7,974,000 (114% of sales), respectively. Cost of sales for the nine months ending December 31, 1999 were $5,811,000 (107% of sales) as compared to $5,213,000 (108% of sales) for the corresponding period in the previous year. Cost of sales, as a percent of sales experienced a reduction due to the benefits of cost reductions and the addition of CSC installations that carried a higher gross profit margin in fiscal 1999 and the nine months ended December 31, 1999. The actual cost of sales increased $598,000 (11.5%) in the current nine months period over the comparable period in 1998. This corresponds favorably to the 12.2% sales increase in the current period.

Operating Expenses

      Operating expenses were down $7,664,000 (64%) from $12,146,000 (174% of sales) in fiscal 1998 to $4,379,000 (61% of sales) in 1999. Included in fiscal 1998's operating expenses was the write-off of acquired research and development costs in the amount of $7,901,000 associated with the acquisition of Logic Labs. Additionally, in fiscal 1999, the Company had excess bad debt reserves resulting in income of $110,000. In 1998, the Company wrote off $750,000 of uncollectible loans to an affiliate. For the nine months ended December 31, 1999 and 1998, operating costs were $2,659,000 (49% of sales) and $3,356,000 (70% of sales), respectively. This $698,000 (21%) reduction is partially the result of consolidation and moving costs incurred in 1998 resulting from the abandonment of the Erie, Pa. warehouse and assembly facility as well as management's other efforts to reduce costs. Additionally, in the nine months ended December 31, 1998, certain employees were given stock bonuses of 97,200 common shares whose fair value was $292,000.

Other expenses

      Other expenses declined $848,000 (53%) from $1,602,000 (23% of sales) to $754,000 (10% of sales) in fiscal 1998 and 1999, respectively. Fiscal 1998 included abandonment of assets of $663,000 and restructuring costs of $50,000. Fiscal 1999 included net intangible write-offs and amortization of $330,000 or an increase of $171,000 over 1998. This increase is attributable to a charge to operations for the goodwill associated with an acquisition at the time of purchase. These increases were offset by lower interest costs in 1999 of $320,000 (44%) from $730,000 (11% of sales) in 1998 to $410,000 (6% of sales) in
1999. The decrease in interest for the nine (9) months ending December 31, 1999 over 1998 was $474,000 (217%) due to increased borrowings from an affiliate. In the current nine (9) months, the Company abandoned property assets of $94,000 as compared to $14,000 in 1998. During the prior nine (9) month period the write-off of and amortization of intangibles exceeded the current period's by $243,000.

Executive Officers and Key Managers

      On January 25, 2000, the Company's President and Chief Executive Officer, William Mosconi resigned. From January 25, 2000 to February 21, 2000, Michael J. Smith, a member of the Company's board of directors, served as President, Interim Chief Executive Officer and Interim Chief Financial Officer. On February 21, 2000, the Company entered into an employment agreement with Jonathan Scott Harris, to serve as President and Chief Executive Officer for an initial term of two years. Mr. Smith continues as a member of the Company's board of directors, and as the Company's Chief Financial Officer and Executive Vice President.

      On February 28, 2000, the Company terminated the employment of Lewis W. Kuniegel for cause. Mr. Kuniegel served as Vice President of the Installation and Servicing of Tele-communications Products Division (CSC). The Company has yet to name a successor to Mr. Kuniegel's position.

Influence by Executive Officer; Stockholders Agreement

      The Company's Chairman, Primo Ianieri, beneficially owns 3,315,685 shares of Common Stock, representing 18.8% of the Company's issued and outstanding stock, and rights to purchase stock. As a result, Mr. Ianieri could influence most matters requiring approval of the stockholders of the Company. Furthermore, the Company, Mr. Ianieri and other significant stockholders of the Company are parties to a Stockholders Agreement dated as of September 28, 1997 that provides, inter alia, that:

(i)   The Company's Board of Directors shall consist of seven (7) seats;

(ii) Three (3) of said Directors shall be selected by Mr. Ianieri and one of which shall be Mr. Peter Bordes, Sr.(2)

----------
(2)   Mr. Peter Bordes, Sr. is deceased.

(iii) The three (3) Directors selected by Mr. Ianieri shall comprise an Executive Committee of the Board of Directors, which shall have veto power over any proposed acquisition, merger, offering or sale of equity securities, borrowings or other issuances of debt securities.

Copies of said Stockholders Agreement are available from the Company and the Placement Agent.(3)

Influence by Investor; Substantially all Assets Pledged; Continued Dilution

      In connection with a Secured Revolving Credit Agreement, Secured Note Payable, Stock Pledge Agreement and Security Agreements between the Company and Horace T. Ardinger, Jr. dated as of November 13, 1998 and subsequent amendments thereto, (the "Ardinger Credit Documents") as well as credit agreements with others, the Company has pledged substantially all of its assets as security for the performance of its obligations. In the event that the Company was to default on the payment of any amounts owed under the agreements, the lenders would have the ability to satisfy the obligations by selling or causing the sale of some or all of the assets of the Company.

      Under the terms of the Ardinger Credit Documents, as of December 31, 1999, Mr. Ardinger beneficially owns or has the right to acquire 23,349,151 shares of the Company's common stock which is 61.6% of the total amount of beneficially owned common stock of the Company (see Item 4 hereinbelow). As a result, Mr. Ardinger would be able to greatly influence most matters requiring approval of the stockholders of the Company, including the election of the majority of the Board of Directors. Pursuant to a Voting Agreement dated as of April 1, 1998, (see Exhibit 9.2), Mr. Ardinger is entitled to either be elected to the Company's Board of Directors or have his designee so elected. Mr. Ardinger's current designee to the Company's Board of Directors is Michael Smith. Mr. Ardinger has also been granted a license in California, Texas and Florida in certain proprietary technology of Logic Labs and rights of first refusal to potential future licensing of certain related technology pursuant to a License Agreement dated as of April 1, 1998 (see Exhibit 10.4). Furthermore, as a result of ongoing capital contributions by Mr. Ardinger, his beneficial ownership of the Company's common stock is likely to increase and may result in continued substantial dilution to the current holdings of the other stockholders.

Dependence on Major Production Facilities

      One hundred (100%) percent of the Company's production is located at its facility in Hudson, New Hampshire. An interruption of that production or transportation to and from the production facilities, by natural disasters or other causes, would materially and adversely affect the Company's business and results of operations. The owner of this facility recently terminated the Company's lease and commenced an action to evict the Company from the facility. On October 29,

----------

(3) Horace T. Ardinger, who is not a party to the Stockholders Agreement, has the right to acquire a sufficient number of shares of common stock to render the parties to the Stockholders Agreement without sufficient voting power to effectuate any of the covenants set forth therein.

1999, the Company and the Landlord settled the litigation by entering into an agreement that provides, inter alia, that the Company may continue to occupy the facility as a tenant at will. The Company has identified and executed a lease for an alternate facility and intends to commence an orderly transition to that facility during 2000.

Limitation on Directors' Liabilities under Delaware Law

      Under Delaware law, directors of the Company are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit.

Absence of Dividends

      The Company has paid no cash dividends on its Common Stock since inception. The Company currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Item 3. DESCRIPTION OF PROPERTY

      The Company's headquarters and manufacturing facility is located in Hudson, New Hampshire in a 38,000 sq. ft., single story, brick and mortar building, maintained in very good condition. Use and occupancy costs are approximately $23,000 per month.

      On October 29, 1999, the Company settled an eviction litigation commenced by the owner of the facility in June 1999. The settlement provides that the Company may continue to occupy the facility as a tenant at will. The Company has identified and executed a lease for an alternate facility and plans to make an orderly transition to that facility during 2000. (See Risk Factors - Dependence on Major Production Facilities, herein above).

      In addition, the Company maintains a small leased office facility (approximately 1000 sq. ft.) in Erie, Pennsylvania where certain administrative functions reside for the monthly rental fee of One Thousand One Hundred Dollars ($1,100).

      The Company also leases a small office in Leesburg, Virginia for the monthly rental fee of Five Hundred Dollars ($500), on a month-to-month basis. Research and development of the MSLB product line is performed at this facility.

      On February 28, 2000, the Company terminated its obligation to lease a small office space in Saco, Maine for a monthly rental fee of Four Hundred Dollars ($400).

      Were funds to become available for investment, it is the opinion of management that those funds would be conservatively invested in short to medium range savings vehicles insured by the F.D.I.C. or its equivalent. Purchases of real estate would be limited to buildings occupied by the Company or its divisions. The Company has no intention to invest in real estate mortgages, non-occupied real estate or securities of any nature.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security ownership of certain beneficial owners and management.

      The following table sets forth as of February 28, 2000; information concerning the names, addresses, amount and nature of beneficial ownership and percent of such ownership with respect to (1) each person, or group known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock; (2) each officer and director of the Company; and (3) all officers and directors of the Company as a group.

      Two companies affiliated with each other claim to hold warrants to purchase 1,350,000 shares of the Company's Common Stock at an exercise price of $2.01 per share. The Company disputes the validity of the warrants and is litigating the matter. (see Legal Proceedings herein below and Note 11 to Financial Statements)

                                         Amount and
                                         Nature of
                                         Beneficial
Name and Address                         Ownership        Percent of Class
----------------                         ----------       ----------------
Peter Bordes, Jr ......................   2,250,000            12.8%
140 West 79 Street
Apartment 4B
New York, NY 10004

Jonathan Scott Harris .................           0(1)            *
c/o Elgin Technologies, Inc.
12 Executive Drive
Hudson, NH 03051

Primo Ianieri .........................   3,315,685(2)(3)      18.6%(4)
c/o Key International, Inc.
480 Route 9
Englishtown, NJ 07726

Robert C. Smallwood ...................   1,406,695             8.0%
751 Miller Drive, S.E
Leesburg, VA 22075

Michael Smith .........................      10,000               *
c/o Elgin Technologies, Inc.
12 Executive Drive
Hudson, NH 03051

All Officers and Directors
 as a Group (5 persons) ...............   6,982,380(2)         39.1%(4)


                                       27


Horace T. Ardinger, Jr. ...............  23,349,151(2)(5)      61.6%(6)
9040 Governor's Row
Dallas, TX 75356

-------------------
* Less than 1%

(1) Pursuant to the terms of Mr. Harris' employment agreement, Mr. Harris will be granted 200,000 options to purchase shares of Common Stock on or about March 5, 2001 and on each anniversary thereafter. The options will vest incrementally over a three year period subsequent to the date of each grant.

(2) In accordance with the rules of the Securities and Exchange Commission, amount includes shares of common stock issuable upon the exercise of warrants and/or other convertible securities currently exercisable, or exercisable or convertible within sixty (60) days.

(3) Includes warrants to purchase 225,000 shares of the Company's Common Stock for nominal consideration which were granted to Mr. Ianieri in connection with the conversion of $108,000 of debt owed to him by the Company for loans and services by him to the Company.
    Includes 95,586 shares owned by Mr. Ianieri's children.
    Includes 299,510 shares Mr. Ianieri holds in nominee for William Mosconi.

(4) Percentage is based on 17,816,601 shares of Common Stock which would be the total number of shares outstanding upon the conversion by Mr. Ianieri of certain warrants. Mr. Ianieri's present ownership of Common Stock issued and outstanding is 3,090,685 shares or 17.6%.

(5) Includes 250,000 shares owned by Mr. Ardinger's wife.
    Includes a Secured Note Payable (as amended) (the "Note") issued by the Company, which as of December 31, 1999 totaled $5,925,000. $4,225,000 of the
Note is convertible at any time at the equivalent price of $0.55 per share for a total of 7,681,818 shares; $1,050,000 of the Note is convertible at any time at the equivalent price of $0.20 per share for a total of 5,250,000 shares and $650,000 of the Note is convertible at the equivalent price of $0.10 per share for a total of 6,500,000 shares.
    In connection with loans he has made to the Company, Mr. Ardinger holds 534,000 warrants to purchase shares of the Company's Common Stock at $0.55 per share and 300,000 warrants to purchase shares of the Company's Common Stock at an exercise price of $3.00 per share.

(6) Percentage is based on 37,880,869 shares of Common Stock which would be the total number of shares outstanding upon the conversion by Mr. Ardinger of certain warrants, as well as the full conversion of that certain Secured Note Payable. Mr. Ardinger's present ownership of Common Stock issued and outstanding is 3,083,333 shares or 17.5%.

(b) Changes in control

      None

Item 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and executive officers of the Company are as follows:


                                                                                       Date
                                                                     Term of        Directorship
        Name                   Position                      Age   Directorship      Commenced
        ----                   --------                      ---   ------------     ------------
        Primo Ianieri          Director (Chairman)
                               & Secretary                   65         (1)          April 1994

        Peter Bordes, Jr.      Director                      37         (1)           July 1995

        Jonathan Scott Harris  President and Chief           43
                                Executive Officer

        Michael J. Smith       Director, Chief Financial
                               Officer and Executive Vice    40         (1)            July 1999
                               President

        Robert Smallwood       Director                      57         (1)        December 1997


----------
(1) All members of the Board of Directors serve for a one (1) year term or until their successors shall have been appointed.

      Set forth below is a brief background of the executive officers and directors of the Company, based on information supplied by them.

Primo Ianieri, 65, co-founded the Company in April 1994. He is the founder and sole owner of Key International, Inc., and the Chairman of the Boards of Directors of both the Company and Key International, Inc. He is a graduate of Lehigh University where he received a Bachelor of Science degree in engineering and business. He received a Masters Degree in Marketing from Farleigh Dickinson University. In 1968, Mr. Ianieri and a partner formed Key International, Inc. to fulfill a need in the pharmaceutical and food industries whereby process equipment could be offered on a short cycle time in order for these companies to enter the market on an accelerated basis.

Peter Bordes, Jr., 37, became a director of the Company in 1995. In 1995, Mr. Bordes became Principal of Mason Cabot, LLC, an investment banking and research boutique. From November, 1994 through December 1995, Mr. Bordes was employed at Stires and O'Donnell, Inc. Mr. Bordes also serves as a director of other publicly held companies.

Jonathan Scott Harris, 43, became President and Chief Executive Officer of the Company in February 2000. Mr. Harris has extensive management and supervisory experience in the technology sector, including oversight of marketing and sales divisions and cost and inventory control programs. Mr. Harris is a graduate of the Air Force Academy where he received a Bachelor of Science degree in Electrical Engineering. Mr. Harris also holds a Masters in Business Administration from Purdue University. Previously, Mr. Harris served as Director of Operations for Bell Atlantic and as Vice President of Operations for Mastec, a telecommunications and utility contractor.

Michael J. Smith, 40, became a director of the Company in March 1999, and Chief Financial Officer and Executive Vice President in February 2000. From January 25, 2000 to February 21, 2000, Mr. Smith served as President, Interim Chief Executive Officer and Interim Chief Financial Officer. Mr. Smith has over fourteen years of experience in the securities industry specializing in finance for middle market and emerging growth companies. Previously, Mr. Smith served as an investment banker for Brill Securities, a New York investment firm, as President of Stanhope Capital, Inc., a New York venture capital firm, and as Managing Director of Condor Ventures, Inc. a Connecticut based venture capital firm. In addition, Mr. Smith has served as an outside business consultant to numerous private emerging growth companies.

Robert C. Smallwood, 57, joined Elgin as Director of Research and Development in December 1997 when the Company acquired his company, Logic Laboratories. Mr. Smallwood was President of Logic Laboratories and is the inventor of the Master Lite Ballast System(TM). He holds a number of patents and is well known throughout the ballast industry. A computer programmer and specialist since the late 1960's, Mr. Smallwood has been an international entrepreneur and inventor. He has founded, developed and sold businesses on both U.S. coasts. In the early 1980's, he was a prime mover in the original electronic ballast development and has close associations in international manufacturing as a result.

Item 6. EXECUTIVE COMPENSATION

      The following table sets forth certain summary information with respect to the compensation paid to the Company's President and Chief Executive Officer and top compensated officers of the Company for services rendered in all capacities to the Company for the fiscal years ended March 31, 1997, 1998 and 1999:

Summary Compensation Table:



                                        Fiscal                                                 All Other
Name and                              Year Ended       Salary         Bonus                  Compensation
Principal Position                     March 31,        ($)           ($)     Options              ($)
------------------                     ---------        ---           ---     -------        ------------

    William Mosconi(1)...............     1999        $180,000        None     None             None
         Chief Executive Officer          1998         141,923(2)     None     None             None
         President & Chief Financial      1997          90,000(2)     None     None             None
         Officer

    Robert Smallwood.................     1999         119,581        None     None             None
         Director                         1998          20,769        None     None             None

    Gerard Mosconi(3)................     1999         120,000        None     None             None
         Vice President of                1998          94,154        None     None             None
         Operations, Warren Power         1997          97,846        None     None             None
         Systems, Inc.


      The Company had no other executive officers whose total annual salary and bonus exceeded $100,000 for such fiscal years.

(1)   Mr. William Mosconi resigned as of January 2000.
(2) Pursuant to his resignation agreement, Mr. Mosconi released the Company from $128,077 of accrued but unpaid salary for the years 1997 and 1998.
(3)   The Company terminated Gerard Mosconi's employment as of November 1,1999.

Item 7. CERTAIN RELATIONSHIPS AND RELATED PARTIES

(a) Related Transactions

      As discussed under Part I, Items 2 and 4, and Part II, Item 4, Horace T. Ardinger is currently the chief source of operating capital funds to the Company. He has invested in the Company through a number of loans and stock purchases. In connection with these loans and investments, the Company has entered into the Ardinger Credit Documents pursuant to which Mr. Ardinger has, as of December 31, 1999, the ability to convert the principal sum of Five Million Nine Hundred Twenty Five Thousand Dollars ($5,925,000) in debt into equity, which would result in his beneficial ownership of 61.6% of the outstanding shares of the Company's common stock. As discussed elsewhere in this Registration Statement, Mr. Ardinger holds security interests in substantially all the assets of the Company. Mr. Ardinger also has the right to have himself or his designee elected to one (1) seat on the Board of Directors of the Company.

      Peter Bordes, Jr., a director of the Company, is a principal in Mason Cabot Holdings, Ltd., an investment banking firm which has arranged a series of private placements of subordinated debt through convertible notes and cashless warrants by the Company which raised a total of Eleven Million, Two Hundred Three Thousand Dollars ($11,203,000). The Company is currently negotiating with Mason Cabot Holdings, Ltd. with respect to the amount and kind of compensation which may be payable to that firm as a result of those activities.

      The Company presently owes $106,000 to Key International, Inc. in connection with loans and services rendered to the Company. Primo Ianieri, the Chairman of the Board of Directors of the Company, is President and Chief Executive Officer of Key International, Inc.

(b) Family Relationships

      William Mosconi, who until January 2000 was the President and Chief executive of the Company, is the son-in-law of Primo Ianieri, the Chairman of the Board of Directors of the Company. William Mosconi is the brother of Gerard Mosconi who until January 2000 held the position of Vice President of Operations and General Manager of a subsidiary of the Company.

Item 8. DESCRIPTIONS OF SECURITIES

(a) Common Stock

GENERAL

      The Company is authorized to issue 60,000,000 shares of Common Stock, $0.000833 par value. As of December 31, 1999, 17,615,051 shares of Common Stock were outstanding. Other than options and warrants to purchase common stock of the Company, which are authorized and granted by resolution of the Board of Directors, no other type of securities are authorized by the Company at this time.

COMMON STOCK

      The holders of Common Stock are entitled to one (1) vote for each share held of record on all matters to be voted on by the shareholders (exclusive of rights which may have been granted under the Voting Agreement, Article I and the Stockholders Agreement, sections 1 and 2, attached hereto as Exhibits 5.1 and 5.3). In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares, voting at an election of directors can elect all the directors on the Board of Directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are fully paid and non-assessable.

DIVIDENDS

      The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends. The payment of cash dividends in the future, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of the Company's then board of directors. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not anticipate paying any cash dividends in the foreseeable future.

CHANGE IN CONTROL PROVISIONS

      The Company's charter and by-laws do not contain provisions that would delay, defer or prevent a change in control of the Company.

STOCK TRANSFER AGENT

      The stock transfer agent for the common stock is Pacific Stock Transfer & Trust Company, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120, Telephone (702) 361-3033.

(b) Debt Securities to be Registered

      None

(c) Other Securities to be Registered:

      None

                                     PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a) Market information

      The Company's stock was quoted on the OTC Bulletin Board from October 1997 through mid-November 1999 (Symbol: ELGN). As of mid-November 1999, bid and ask quotations for the Company's stock have been available on the NQB "Pink Sheets."

      (i) The high and low sales prices of the Company's common stock for each of the following quarters are:


   Quarter Ended                        High                       Low
--------------------------------------------------------------------------------
December 31, 1999                       .50                        .06
--------------------------------------------------------------------------------
September 30, 1999                     1.875                      1.25
--------------------------------------------------------------------------------
June 30, 1999                          3.438                      1.563
--------------------------------------------------------------------------------
March 31, 1999                         3.75                       2.25
--------------------------------------------------------------------------------
December 31, 1998                      6.25                       1.75
--------------------------------------------------------------------------------
September 30, 1998                     8.375                      6.0
--------------------------------------------------------------------------------
June 30, 1998                         10.50                       7.0
--------------------------------------------------------------------------------
March 31, 1998                        10.50                       9.875
--------------------------------------------------------------------------------
December 31, 1997                      9.50                       4.375
--------------------------------------------------------------------------------

Source: Standard and Poor's Comstock


      These quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions.

(c) Shareholders of Record

      There were 231 holders of record of the Common stock of the Company as of December 31, 1999.

(d) Dividends Declared

      There are no, nor have there been any, cash dividends declared on the Voting Common stock of the Company. The Company is not likely to declare and pay dividends in the foreseeable future.

Item 2. LEGAL PROCEEDINGS

Romeo Fegundes & Dawn Fegundes v. Warren Power Systems

      This is an action filed in Supreme Court in Kings County, New York in July 1998 against Warren Power, New York Telephone Company, and Bell Atlantic seeking damages for personal injuries sustained during an installment by Comforce Global, Inc., a contractor for Warren Power. Comforce Global, Inc. has been brought into the case as a third party defendant. The complaint seeks compensatory damages of $11,000,000 and punitive damages of $3,000,000. The case involves an injury to a worker on a construction site that was supervised and controlled by Warren Power. Discovery is complete and the case has been set for trial. Warren Power has turned the matter over to its liability insurance carrier that has appointed legal counsel to represent Warren Power.

Inverness Corporation and Menotomy Funding, LLC v. The Company

      This is an action filed in Middlesex Superior Court in Cambridge, Massachusetts in June, 1997 against the Company, e2 Electronics (f/k/a Elgin e2, Inc.), EAC Acquisition I Corporation ("EAC") and others, alleging breach of contract and a variety of other causes of action relating to the alleged failure of EAC to repay certain loans and the failure of the Company to honor certain warrants to purchase common stock.

      In late 1996, Mason Cabot formed EAC for the purpose of acquiring the assets of a troubled corporation located in Billerica, Massachusetts. The parties intended that EAC would acquire the assets of the business and then manage its operations in an effort to make it a viable concern. As part of the transaction, Inverness sold the assets to EAC in return for a short-term note for $1,640,442. During the negotiation of the loan agreement, Inverness represented that it would provide working capital of $300,000 pursuant to the Revolving Line of Credit of $1,780,000 referenced in the loan agreement. As part of the consideration for the transaction, e2 Electronics issued a warrant to purchase 750,000 shares of stock in a publicly traded company that would be the survivor of a merger with e2 Electronics. Neither the Company nor e2 Electronics was ever a party to the loan transaction, nor did either guarantee the debt of EAC. Mason Cabot granted to the Company an option to purchase all of the common stock of EAC.

      The parties anticipated that the short-term note would be paid through the infusion of new capital from third party investors. However, after several loan forbearances for which e2 Electronics issued additional warrants, neither the working capital from Inverness nor any new capital from investors was forthcoming. By May 1997, EAC ceased to operate. Inverness filed suit to obtain money damages in the amount of $7,650,000 for the alleged failure to honor the warrants issued by e2 Electronics in connection with the transaction. It is the Company's position that the warrants are invalid because the issuance of the warrants was fraudulently induced and that the conditions precedent to the exercise of the warrants never occurred. The Company and EAC have counterclaimed against

Inverness for common law fraud, breach of contract and related claims. The Company and EAC allege they were fraudulently induced into entering into the loan transaction and issuing the warrants in exchange for a non-existent operating line of credit based upon false representations by Inverness that it had the liquidity and ability to fund the line of credit. The case is presently in the discovery phase and trial is not expected before the year 2001.

Item 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

      During the fiscal years ended March 31, 1999, 1998, and 1997 there were no disagreements with Weinick Sanders Leventhal & Co., LLP and during the years ended March 31, 1996 and 1995 there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of the firm, would have caused them to make reference to the subject matter of such disagreements in their reports on such financial statements. On July 28, 1998 the Company's previous independent auditors, Grant Thornton, tendered a letter of resignation to the Company. At July 28, 1998 Grant Thornton had not served as the Company's independent auditors for two years. In September 1998 the Company's Board of Directors selected Weinick Sanders Leventhal & Co., LLP as its independent auditors.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES

      From March 1996 through December 1997, the Company raised $1,637,505 through various private placements of convertible notes and cashless warrants to purchase 409,375 shares of the Company's common stock at a purchase price of $4.00 per share. These transactions were exempt from registration under Section 4(2) and/or Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act").

      From January 1997 through November 1997, the Company raised $7,300,000 through various private placements of warrants to purchase 7,300,000 of the Company" common stock at a price of $1 per share. These transactions were exempt from registration under Section 4(2) and/or Rule 504 of Regulation D of the Securities Act.

      From December 1997 through March 1998, the Company raised $2,365,301 through various private placements of warrants to purchase 788,434 of the Company's common stock at a price of $3 per share. These transactions were exempt from registration under Section 4(2) and/or Rule 504 of Regulation D of the Securities Act.

      In late 1996 and early 1997, warrants to purchase 1,350,000 shares of the common stock of the Company were issued to Inverness Corporation in connection with a loan agreement related to EAC. The validity and exercisability of these warrants are currently being challenged by the Company, as described in Part II,
Item 2 of this Registration Statement.

      American Compact Lighting received 2,000,000 shares of unregistered common stock of the Company in January 1998, by resolution of the Board of Directors of the Company dated December 20, 1997, in connection with the Company's purchase of Logic Labs, Inc. These transactions were exempt from registration under
Section 4(2) of the Securities Act.

      In March and April of 1998, the Company sold 2,333,333 shares of common stock to Horace T. Ardinger, Jr. for a purchase price of $3.00 per share, or a total of $7,000,000. The transaction was exempt from registration under Section 4(2) and/or Rule 504 of Regulation D of the Securities Act. In connection with this sale, Mr. Ardinger also received warrants to purchase 100,000 shares of the Common Stock of the Company for which he paid nominal consideration. Said warrants are exercisable at $3.00 per share and expire March 10, 2003. The Company granted Mr. Ardinger additional rights to avoid dilution of his ownership of the issued and outstanding or issuable shares of the Common Stock of the Company, as set forth in that certain Secured Revolving Credit Agreement between Mr. Ardinger and the Company dated as of November 13, 1998, a copy of which is attached hereto as Exhibit 10.6.

      By resolution of the Board of Directors of the Company dated April 17, 1998 One Hundred Thousand Shares (100,000) of unregistered shares of the Company's common stock was issued to Lewis and Judith Kuniegel ("Kuniegel") pursuant to the Company's Agreement of Merger with Communication Service Company, a Maine corporation and Kuniegel. These transactions were exempt from registration under Section 4(2) of the Securities Act.

      In fiscal 1998, the Company issued 30,000 shares of its common stock, whose fair value was $90,000 at the date of issuance, to its corporate general counsel in payment of legal services rendered aggregating $90,000.

      During fiscal 1999, the Company's Board of Directors authorized the issuance of 97,200 shares of its common stock having a fair market value at the time of issuance of $291,600 to officers and employees of the Company as bonuses for services rendered.

      Securities are issuable to Mason Cabot, as placement agent in several of the Company's various private placements, the amount and form of which are currently under negotiation.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law provides for the indemnification of officers and directors under certain circumstances against expenses and liabilities actually and reasonably incurred as a result of a claim against them as agents of the Corporation and requires Delaware corporations to indemnify their officers and directors against expenses incurred in legal proceedings because of their being or having been an officer or a director, if the corporate agent is successful in his defense on the merits or otherwise in a proceeding against him. In such circumstances, said individual must have acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation.

      The Company does not currently carry any directors or officers liability or errors and omissions insurance.

                    ELGIN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (Formerly Cross Atlantic Capital, Inc.)

                                DECEMBER 31, 1999



                                    I N D E X



                                                                        PAGE NO.

FINANCIAL STATEMENTS:


     Independent Accountants' Report ................................       F-2


     Consolidated Balance Sheets as at December 31, 1999 (Unaudited)
      and March 31, 1999 ............................................       F-3


     Consolidated Statements of Operations
      For the Nine Months Ended December 31, 1999 and 1998 (Unaudited)
      and For the Years Ended March 31, 1999 and 1998 ...............       F-4


     Consolidated Statements of Changes in Capital Deficiency
      For the Nine Months Ended December 31, 1999 (Unaudited)
      and for the Years Ended March 31, 1999 and 1998 ...............       F-5


     Consolidated Statements of Cash Flows
      For the Nine Months Ended December 31, 1999 and 1998 (Unaudited)
      and for the Years Ended March 31, 1999 and 1998 ...............    F-6 - F-7


     Notes to Consolidated Financial Statements .....................   F-8 - F-32

                      WEINICK SANDERS LEVENTHAL & CO., LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                       1515 BROADWAY NEW YORK, N.Y. 10036




                          INDEPENDENT AUDITORS' REPORT




To the Stockholders and Board of Directors
Elgin Technologies, Inc.


We have audited the accompanying consolidated balance sheet of Elgin Technologies, Inc. (formerly Cross Atlantic Capital, Inc.) and subsidiaries as at March 31, 1999, and the related statements of operations, cash flows, and capital deficiency for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elgin Technologies, Inc. (formerly Cross Atlantic Capital, Inc.) and subsidiaries as at March 31, 1999, and the results of their operations and their cash flows for each of the two years ended March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a working capital deficiency of $7,124,543 and liabilities exceed assets by $6,799,755 at March 31, 1999 and in addition the Company has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                      /s/ WEINICK SANDERS LEVENTHAL & CO., LLP


New York, N. Y.
August 23, 1999, except for the second
paragraph of Note 2, as to which the
date is March 2, 2001.

                     ELGIN TECHNOLOGIES, INC. AND SUBSIDIARIES
                      (Formerly Cross Atlantic Capital, Inc.)

                           CONSOLIDATED BALANCE SHEETS


                                   A S S E T S

                                                            December 31,    March 31,
                                                               1999          1999
                                                           -------------  -----------
                                                            (Unaudited)
Current assets:
  Cash                                                       $  250,697    $ 1,584,480
  Accounts receivable, less allowances for
    doubtful accounts and customer deductions                 1,376,102      1,529,169
  Inventories, at cost, less allowances for
    obsolescence, excess quantities and valuation               740,002        834,129
  Prepaid expenses and other current assets                     184,186         44,953
                                                           -------------  ------------
        Total current assets                                  2,550,987      3,992,731
                                                           -------------  ------------

Property assets, net of accumulated depreciation                 15,917        172,942
                                                           -------------  ------------

Other assets:
  Deferred financing costs, net                                  81,667        148,486
  Deposits and other assets                                       3,000          3,360
                                                           -------------  ------------
        Total other assets                                       84,667        151,846
                                                           -------------  ------------

                                                            $ 2,651,571   $  4,317,519
                                                           =============  ============

                       LIABILITIES AND CAPITAL DEFICIENCY

Current liabilities:
  Affiliate's Secred Note Payable                           $ 5,925,000   $  4,225,000
  Current maturities of long-term debt                        2,136,781      2,486,783
  Due to affiliates                                             870,608        357,961
  Accounts payable                                            2,447,631      2,280,376
  Accrued expenses and other current liabilities              1,762,545      1,767,154
                                                           -------------  ------------
        Total current liabilities                            13,142,565     11,117,274
                                                           -------------  ------------

Long-term debt                                                2,136,781      2,486,783
Less:  Current maturities                                     2,136,781      2,486,783
                                                           -------------  ------------
        Total long-term debt                                        -              -
                                                           -------------  ------------

Capital deficiency:
  Common stock, $.000833 par value
    Authorized - 60,000,000 shares
    Issued - 17,615,051 shares at December 31, 1999
    Issued - 16,473,051 shares at March 31, 1999                 14,673         13,722
  Additional paid-in capital                                 28,890,475     28,685,163
  Accumulated deficit                                       (39,396,142)   (35,498,640)
                                                           -------------  ------------
        Total capital deficiency                            (10,490,994)    (6,799,755)
                                                           -------------  ------------

                                                            $ 2,651,571   $  4,317,519
                                                           =============  ============


                 See notes to consolidated financial statements.

                    ELGIN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (Formerly Cross Atlantic Capital, Inc.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                           For the Nine Months Ended               For the Years Ended
                                                                 December 31,                            March 31,
                                                        ------------------------------      ------------------------------
                                                           1999               1998              1999               1998
                                                        ------------      ------------      ------------      ------------
                                                        (Unaudited)       (Unaudited)

Net sales                                               $  5,427,379      $  4,817,189      $  7,217,586      $  6,979,706
Cost of sales                                              5,811,131         5,212,792         7,087,955         7,973,992
                                                        ------------      ------------      ------------      ------------
Gross margin (loss)                                         (383,752)         (395,603)          129,631          (994,286)
                                                        ------------      ------------      ------------      ------------

Operating expenses:
  Selling                                                    501,678           548,424           577,515           799,887
  Research and development                                   623,749           869,968         1,407,048         8,333,342
  General and administrative                               1,533,337         2,047,985         2,504,030         2,265,067
  Bad debts                                                       --          (110,300)         (110,300)          747,354
  Amortization of intangibles
    and financing costs                                       66,819            10,307            29,697           159,331
  Write-off of intangibles                                        --           300,000           300,000                --
  Restructuring costs                                             --                --                --            49,608
  Abandonment of property assets                              94,121            14,038            14,038           663,190
                                                        ------------      ------------      ------------      ------------
Total operating expenses                                   2,819,704         3,680,422         4,722,028        13,017,779
                                                        ------------      ------------      ------------      ------------

Loss from operations                                      (3,203,456)       (4,076,025)       (4,592,397)      (14,012,065)

Other expenses:
  Interest                                                   694,146           218,165           410,499           730,115
                                                        ------------      ------------      ------------      ------------

Net loss                                                ($ 3,897,602)     ($ 4,294,190)     ($ 5,002,896)     ($14,742,180)
                                                        ============      ============      ============      ============

Net loss per common share                               ($      0.23)     ($      0.34)     ($      0.37)     ($      2.68)
                                                        ============      ============      ============      ============

Weighted average number of
  shares outstanding                                      17,071,470        12,692,258        13,440,850         5,502,566
                                                        ============      ============      ============      ============


                See notes to consolidated financial statements.

                    ELGIN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (Formerly Cross Atlantic Capital, Inc.)

            CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY

             FOR THE NINE MONTHS ENDED DECEMBER 31, 1999 (Unaudited)
                 AND FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                                            Common Stock
                                                        ------------------
                                                        Number               Additional                      Total
                                                          of                   Paid-in     Accumulated      Capital
                                                        Shares     Amount      Capital        Deficit      Deficiency
                                                       ---------  --------   -----------  -------------   -----------
Balance at April 1, 1997                               4,767,000   $ 3,971   $ 8,625,883  ($15,753,564)  ($ 7,123,710)
Common stock issued in partial
  payment acquisition of subsidiary                    2,000,000     1,667     5,998,333           -        6,000,000
Common stock issued for legal services rendered           30,000        25        89,975           -           90,000
Net proceeds from sale of securities                     333,333       277     6,474,183           -        6,474,460
Net loss for the year                                                  -             -     (14,742,180)   (14,742,180)
                                                      ----------  --------   -----------   -----------    -----------
Balance at March 31, 1998                              7,130,333     5,940    21,188,374   (30,495,744)    (9,301,430)
Purchase of redeemable common stock for cash
  and issuance of cashless warrants for debt                           -         268,376           -          268,376
Net proceeds from sale of securities                   2,163,334     1,802     5,966,381           -        5,968,183
Common stock issued in partial
  payment of acquisition of subsidiary                   100,000        83       299,917           -          300,000
Common stock issued in settlement of litigation           16,800        14        50,386           -           50,400
Common stock issued as employee compensation              97,200        81       291,519           -          291,600
Debt converted into common stock and warrants            105,950        88       625,924           -          626,012
Conversion of warrants into common stock               6,859,434     5,714        (5,714)          -              -
Net loss for the year                                                  -             -      (5,002,896)    (5,002,896)
                                                      ----------  --------   -----------   -----------    -----------
Balance at March 31, 1999                             16,473,051    13,722    28,685,163   (35,498,640)    (6,799,755)
Conversion of warrants into common
  stock (Unaudited)                                    1,117,000       930          (930)          -              -
Conversion of debt into common
  stock (Unaudited)                                       25,000        21       206,242           -          206,263
Net loss for the nine months ended
  December 31, 1999 (Unaudited)                                        -             -      (3,897,502)    (3,897,502)
                                                      ----------  --------   -----------   -----------    -----------

Balance at December 31, 1999  (Unaudited)             17,615,051   $14,673   $28,890,475  ($39,396,142)  ($10,490,994)
                                                      ========== =========  ============  ============   ============


                 See notes to consolidated financial statements.

                    ELGIN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (Formerly Cross Atlantic Capital, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      December 31,                           March 31,
                                                             -------------------------------        ---------------------------
                                                                 1999                1998              1999             1998
                                                             ----------           ----------        ----------      -----------
                                                            (Unaudited)          (Unaudited)
Cash flows from operating activities:
  Net loss                                                  ($3,897,502)         ($4,294,190)      ($5,002,896)    ($14,742,180)
                                                             ----------           ----------        ----------      -----------
  Adjustments to reconcile net loss to
      cash used in operating activities:
    Accrued interest on Affiliate's Secured Note Payable        552,647               59,334           204,749            7,476
    Depreciation and amortization                               129,723               96,072            80,889          394,561
    Abandonment of property assets                               94,121               14,038            14,038          663,190
    Provision for inventory obsolescence                     (2,310,709)          (1,177,668)       (1,615,950)        (578,263)
    Provision for doubtful accounts                                 -                 (5,169)         (110,000)         425,000
    Common stock issued for
      Research and development                                      -                    -                 -          6,000,000
      Litigation settlement                                         -                 50,400            50,400              -
      Services rendered                                             -                291,600           291,600           90,000
    Write-off of intangibles                                        -                300,000           300,000              -
    Changes in assets and liabilities:
      Accounts receivable                                       153,067             (159,321)         (896,078)       2,053,480
      Inventories                                             2,404,836              651,891         1,508,931        1,256,363
      Prepaid expenses and
        other current assets                                   (139,233)             (10,786)           29,800           90,033
      Deposits and other assets                                     360             (301,600)           13,400           (2,984)
      Accounts payable                                          167,255           (1,491,812)       (1,250,739)        (314,647)
      Accrued expenses and other
        current liabilities                                     101,652              (18,215)         (399,688)       1,528,450
                                                             ----------           ----------        ----------      -----------
  Total adjustments                                           1,153,719           (1,701,236)       (1,778,648)      11,612,659
                                                             ----------           ----------        ----------      -----------

Net cash used in
  operating activities                                       (2,743,783)          (5,995,426)       (6,781,544)      (3,129,521)
                                                             ----------           ----------        ----------      -----------

Cash flows from financing activities:
  Proceeds from sale of securities                                   -             5,968,183         5,968,183        6,574,460
  Purchase of redeemable securities                                  -              (141,624)         (141,624)             -
  Proceeds from (repayment of) Affiliates's
        Secured Note Payable                                  1,660,000            2,225,000         4,104,826          (18,000)
  Proceeds from (repayment of) debt                            (250,000)            (909,781)       (1,512,635)      (4,451,259)
  Deferred financing costs                                          -               (178,183)         (178,183)             -
                                                             ----------           ----------        ----------      -----------
Net cash provided by
  financing activities                                        1,410,000            6,963,595         8,240,567        2,105,201
                                                             ----------           ----------        ----------      -----------

Net increase (decrease) in cash                              (1,333,783)             968,169         1,459,023       (1,024,320)

Cash at beginning of period                                   1,584,480              125,457           125,457        1,070,019

Cash acquired with subsidiaries                                     -                    -                 -             79,758
                                                             ----------           ----------        ----------      -----------

Cash at end of period                                        $  250,697           $1,093,626        $1,584,480      $   125,457
                                                             ==========           ==========        ==========      ===========



                 See notes to consolidated financial statements.

                    ELGIN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (Formerly Cross Atlantic Capital, Inc.)

                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                             For the Nine Months Ended                   For the Years Ended
                                                    December 31,                              March 31,
                                             --------------------------            -------------------------------
                                                 1999          1998                  1999                  1998
                                             -------------  -----------            -----------         -----------
                                              (Unaudited)   (Unaudited)
Supplemental Disclosures of
    Cash Flow Information:
  Cash payments made for:

    Interest                                $ 36,165           $ 74,869            $ 74,869               $    -
                                            ========           ========            ========               ==========

    Income taxes                            $   -              $   -               $   -                  $    -
                                            ========           ========            ========               ==========


Supplemental Schedule of
    Non-Cash Financing and
    Investing Activities:

  Conversion of debt to equity              $206,263           $626,012            $626,012               $  200,000
                                            ========           ========            ========               ==========

  Common stock issuances for
    Research and development                $   -              $   -               $   -                  $6,000,000
                                            ========           ========            ========               ==========
    Litigation settlement                   $   -              $ 50,400            $ 50,400               $    -
                                            ========           ========            ========               ==========
    Services rendered                       $   -              $291,600            $291,600               $   90,000
                                            ========           ========            ========               ==========



                 See notes to consolidated financial statements.

###

                    ELGIN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (Formerly Cross Atlantic Capital, Inc.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As at December
                     31, 1999 and For the Nine Months Ended
                           December 31, 1999 and 1998
                 (Information Relating to the Nine Months Ended
          December 31, 1999 and 1998 is Unaudited) And As at March 31,
                      1999 and for the Two Years Then Ended


NOTE  1 -   REALIZATION OF ASSETS - GOING CONCERN.

                    The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has incurred substantial operating losses in each of its segments for the two years ended March 31, 1999 and the nine months ended December 31, 1999. Management on June 1, 1998 placed its contract engineering division of its telecommunications segment originally located in Erie, Pennsylvania into voluntary liquidation when management caused a filing under Chapter 7 of Title 11 of the United States Bankruptcy Code for its wholly-owned subsidiary, e2 Electronics, Inc. ("e2 Electronics"). The Court appointed a trustee who is liquidating the assets of e2 Electronics for the benefit of its creditors.

                    The accompanying consolidated financial statements reflect a working capital deficiency of $7,125,000 and $10,592,000 at March 31, 1999 and December 31, 1999, respectively, of which
             $1,012,000 is attributable to the net obligations of e2 Electronics. Upon the conclusion of the liquidation of e2 Electronics, the capital deficiency of $6,800,000 and $10,491,000 at March 31, 1999 and December 31, 1999,
             respectively, will decrease by the forgiveness of the net indebtedness of e2 Electronics of $1,012,000. The Company's segments, lighting manufacturing and telecom power system equipment manufacturing, incurred losses from operations of $1,271,000 and $2,977,000, respectively, in fiscal 1999 and in fiscal 1998 incurred operating losses of $8,036,000 and $5,104,000, respectively. For the nine months ended December 31, 1999 these segments incurred operating losses of $989,000 and $2,053,000, respectively. In fiscal 1999 and in the nine months ended December 31, 1999, these segments had a combined negative cash flow from operating activities of $6,782,000 and $2,744,000. The Company's primary source of cash has been the sale of its securities and loans from a related party.

                    The Company had sales of $7,218,000 for fiscal 1999 and
            $6,980,000 for fiscal 1998. The nominal increase in sales (3.4%) was mainly the result of regaining stability in the business, which had been interrupted in 1999 as a result of the consolidation of the Company's Erie, Pennsylvania and Hudson, New Hampshire facilities. In May 1997, management decided to consolidate its Erie and Hudson facilities, as both were performing almost identical manufacturing and contract engineering services for customers. The consolidation decision was made to better utilize usable inventory components, which were being previously produced in both locations, resulting in overstocking and understocking of certain items.

                    The consolidation process caused the diversion of the
            Company's scarce cash assets to non-production causes, which hampered payments to suppliers who in turn reduced trade credit to the Company. This process also virtually halted production of inventory items which resulted in lower sales orders being filled on a timely basis. Upon the completion of moving of the assets, manufacturing efficiencies arose which enabled sales orders to be filled more timely.

                    As described in Note 12, e2 Electronics, the Company
            and/or its continuing subsidiaries are defendants in a number of legal actions, some of which, should the plaintiffs prevail, would have a serious adverse effect on the Company's financial condition.

                    The substantial operating losses of the Company's operating segments incurred through and subsequent to March 31, 1999 and December 31, 1999, and the Company's limited ability to obtain financing other than from a stockholder raises substantial doubt concerning the ability of the Company to realize its assets and pay its obligations as they mature in the ordinary course of business. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                    The new management team believes that it is possible to turn around the Company's financial performance and has begun implementing its business plan. This plan calls for focusing on two main performance areas which are: 1) overhead reduction and 2) revenue/margin improvement.

              Overhead reduction.

                    Since the new management team came on board, the Company has reduced its overhead and will continue to look for overhead reduction opportunities in the future. Benefits have been realized by consolidating all facilities and moving headquarters to a lower cost facility, reducing staffing by streamlining operations and closing facilities, and by implementing other outsourcing strategies to limit the Company's overhead structure.

NOTE  1 -  REALIZATION OF ASSETS - GOING CONCERN.  (Continued)

            Revenue margin improvement.

                    The Company has a 60 year history of providing quality
            products to the industry, and management has repositioned its marketing of its products to focus on that history. Management has implemented new strategies to improve margins by streamlining its product offerings by focusing on those items in its product lines that have higher margins and have strong market demand. By narrowing its product offerings and purchasing more efficiently, the Company is able to reduce its raw materials cost component thereby adding to margin improvement. Management also intends to overhaul its marketing efforts and restructure its sales department to strengthen these strategies.

                    In addition, the Company is completing its beta site testing of its Master Light fluorescent product line. It is anticipated that the Company will be able to generate revenues from this product line in 2001.


NOTE 2 - BANKRUPTCY PROCEEDINGS - CHAPTER 7.

                    On June 1, 1998, management filed a petition for its wholly owned subsidiary, e2 Electronics, Inc. ("e2 Electronics"), under Chapter 7 of Title 11 (a liquidation) of the United States Bankruptcy Code in the Western District of Pennsylvania of the United States Bankruptcy Court (the "Court"). e2 Electronics sought to have the court liquidate its assets and disburse the proceeds therefrom to its creditors for which the Court appointed a Trustee. The accompanying financial statements include the results of operations of e2 Electronics up to the date of the Chapter 7 filing. The results of operations of e2 Electronics, after the filing, are not included in the accompanying financial statements because operations were conducted by the Court-appointed Trustee and all of e2 Electronics' records were transferred to the Trustee, and were not available for audit.

                    On May 30, 2000, the Bankruptcy Trustee for e2
            Electronics filed a Complaint to Avoid Fraudulent Transfer, to Obtain Turnover of Property of the Estate, Equitable Subordination and Injunctive Relief in the Bankruptcy Court against Warren Power Systems, Inc., the Company and DC&A Partners, Inc. However, the deadline for the defendants to answer the Complaint has been continued generally to give the parties an opportunity to negotiate for a cost-effective resolution of the Complaint by compromise and settlement, if possible. To that end, the Trustee propounded discovery requests, including interrogatories and requests for the production of documents, which defendants Warren Power Systems, Inc. and the Company.

            have answered in detail. After the Trustee completes his due diligence with respect to a possible settlement, the parties will negotiate in earnest. The next status conference with the Bankruptcy Court is scheduled to be held on May 21, 2001.

                    Several years before e2 Electronics' Chapter 7
            bankruptcy filing in June of 1998, e2 Electronics issued a secured promissory note to Star Bank, N.A., an institutional lender. The note was secured by, inter alia, certain assets of e2 Electronics having an aggregate historical cost value of $915,000. In early 1998, the Star Bank note was approaching maturity. The principal and interest due under the note at that time totaled $528,000. The Company did not want e2 Electronics to fully pay and discharge Star Bank's secured note because it wanted to maintain the validity of the security interest so that other creditors of e2 Electronics could not establish senior liens over the assets. Similarly, the Company did not want to purchase the Star Bank note itself because it was concerned that such a purchase by the parent company of the debtor would allow a third party creditor to challenge the validity of the security interest. Accordingly, the Company proposed to its investment bankers that they purchase the Star Bank note and security interest over e2 Electronics' assets. Accordingly, the investment bankers, who had a substantial investment and interest in the Company, caused DC&A Partners, Ltd., a corporation that they controlled, to purchase the Star Bank note and related security interest from Star Bank at par, making DC&A the holder of the secured lien.

                    Subsequent to the Chapter 7 filing, DC&A paid the trustee
            a non-refundable fee of $10,000 for a license to operate the business of e2 Electronics in order to preserve the value of e2 Electronics' assets. DC&A then moved for a court ordered sale, pursuant to which it would pay $100,000 for the assets. A condition of the trustee's agreement to this motion was that the $100,000 would be carved out of DC&A's secured claim, i.e., these funds would be available for the unsecured creditor's pool. At the hearing on the motion for court ordered sale, another interested party was present and bid on the assets. DC&A ultimately won the bidding at a price of $177,000. The court carved the first $100,000 out of DC & A's secured claim as stated above, but allowed DC&A to recover the additional $77,000 in partial satisfaction of its secured claim.

                    DC&A subsequently sold the assets to Warren Power Systems,
            Inc., a subsidiary of the Company in consideration of the forgiveness by the Company of certain monies that it had loaned to DC&A.

NOTE  3 -  DESCRIPTION OF BUSINESS.

                    The Company was incorporated as Cross Atlantic Capital, Inc.
            ("CROA") under the laws of the State of Delaware on May 28, 1986. CROA, since its incorporation through September 30, 1997, was inactive at which time it acquired all of the outstanding capital stock of e2 Electronics (f/k/a Elgin e2, Inc.) in exchange for 3,250,000 shares of its $.000833 par value common stock. Prior to the acquisition, CROA had issued and outstanding 600,000 shares of its common stock. The merger was treated as a recapitalization. In January 1998, CROA changed its name to Elgin e2, Inc. and, in June 1998, to Elgin Technologies, Inc. (the "Company"). In
            January 1998, e2 Electronics changed its name from Elgin e2, Inc. to its current name.

                    The effects of this recapitalization are as follows:


                                                            DATE                PAR VALUE          SHARES
                                                   ---------------------        ---------          ------
Initial issue of common stock
  to original CROA                                      May 28, 1986             $.000833          600,000

Equivalent number of shares issued
  to stockholders of Elgin e2 in
  exchange for the share of Elgin e2                 September 30, 1997
  to reflect the recapitalization                  effective May 28, 1986        $.000833        3,250,000
                                                                                                 ---------

Total shares issued and outstanding
  after giving effect to merger treated
  as a recapitalization                                                                          3,850,000
                                                                                                 =========


                    e2 Electronics was incorporated in Delaware in April 1994
            as a provider of contract manufacturing services and custom power equipment to original equipment manufacturers in the industrial process control, medical instrumentation and telecommunications industries. e2 Electronics commenced operations in April 1994 with its acquisition of the net assets of Charter Technologies, Inc. from a United States Bankruptcy Court appointed Trustee. e2 Electronics also acquired certain net assets from two other entities in fiscal 1995. These three acquisitions resulted in the recording of $1,018,000 in goodwill.

                    e2 Electronics on July 10, 1996, acquired all of the
            capital stock of Ascom Warren, Inc. ("Warren") in a transaction accounted for as a purchase. e2 Electronics then merged Warren into itself. The purchase price of $2,298,000 for the Company's power system manufacturing segment was paid in cash of $1,298,000 plus the issuance of a $1,000,000 promissory note (10% interest, payable in four annual installments of $250,000). The Company was contingently liable for additional payments to seller in the amount of 3% of net sales that exceeded $10,000,000 in each of the three fiscal years ended March 31, 1999. The segment did not achieve the requisite sales level in any of the periods and no additional liability is due to the seller of Warren.

                    In December 1997, the Company acquired all of the capital
            stock of Logic Laboratories, Inc. ("Logic") for 2,000,000 shares of its common stock (valued at $3.00 per share) plus a conditional payment of an additional 500,000 shares of the Company's common stock (an increase in the purchase price in accordance with EITF 95-8) if and when Logic achieves $10,000,000 in sales in any one fiscal year in a transaction accounted for as a purchase. Logic had significant revenues.

                    On April 24, 1998, the Company acquired all of the assets
            and liabilities of Communication Service Company ("CSC") which installs power systems for 100,000 shares of its common stock (valued at $3.00 per share) plus the cash and accounts receivable of CSC on the date of acquisition. The transaction is being accounted for as a purchase in the accompanying financial statements. The fair value of consideration paid to the sellers of CSC exceeded the fair value of the remaining net assets acquired by $300,0000 and initially was recorded as goodwill. The goodwill was charged to operations on the acquisition date do the uncertainty of the Company's ability to continue as a going concern.

                    Management determined the purchase price for Logic and CSC to be valued at $3.00 per share, in accordance with EITF 95-19, which requires the shares issued to be valued at the time of tender. In addition, the $3.00 per share valuation was based on recent private placement sales of the Company's stock to investors.

                    The accompanying consolidated financial statements as at
            March 31, 1999 and for the two years then ended and as at December 31, 1999 and 1998 and for the nine months ended December 31, 1999 and 1998 include the accounts of the Company and its wholly-owned subsidiaries except for e2 Electronics whose accounts are included from April 1, 1998 to the date of the filing of its bankruptcy proceedings on June 1, 1998. Upon the filing of the bankruptcy petition, the assets and liabilities are being liquidated by the Trustee of the Court. The accompanying financial statements reflect the acquisitions of CSC, Logic, Warren and the net assets of Charter Technologies, Inc. from their respective dates of their purchase through March 31, 2000, in accordance with Accounting Principles Board Opinion No. 43 and
            Item 310 of Regulation S-B.

NOTE  4 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

            (a) Revenue Recognition:

                    The Company recognizes revenues in accordance with generally accepted accounting principles in the period in which it performs its installation services. In addition, the Company recognizes product revenues when they are shipped to the respective customers. The Company records expenses in the period in which they are incurred, in accordance with generally accepted accounting principles.


            (b) Use of Estimates:

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


            (c) Cash and Cash Equivalents:

                    The Company considers all highly liquid debt instruments
            purchased with a maturity of three months or less to be cash equivalents.


            (d) Concentrations of Credit Risk:

                    Financial instruments that potentially subject the
            Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of the FDIC insurance limit. Concentrations of credit risk with respect to trade accounts receivable of the Company's segments are limited due to the wide number of their customers. In fiscal 1999 two customers accounted for sales of $874,808 (12%) and $1,019,981 (14%), respectively.
            No customer accounted for more than 10% of sales in 1998. Four customers accounted for $878,109 (16%), $725,233 (13%), $673,203
            (12%) and $819,275 (15%) of sales for the nine months ended December 31, 1999. One customer amounted for $648,418 (13%) of sales in the nine months ended December 31, 1998. Additionally, the Company's segments have an allowance for doubtful accounts of $90,000, $90,000 and $100,000 as at December 31, 1999, March 31,
            1999, and 1998, respectively. The Company's discontinued contracting operations required an allowance for doubtful accounts of $425,000 and $100,000 at March 31, 1997 and 1998,
            respectively. With the filing of e2 Electronics, Inc.'s bankruptcy proceedings, the receivables of the contracting operations were placed in the custody of the Trustee who is responsible for their liquidation.

            (e) Inventories:

                    Inventories are valued at the lower of cost (first-in,
            first-out method) or market. The financial statements reflect an allowance for obsolescence and disposal of inventory of $2,920,000 at December 31, 1999, $5,231,000, $6,847,000 and $7,425,000 at March
            31, 1999, 1998 and April 1, 1997, respectively.


            (f) Property and Equipment:

             (i) The cost of property and equipment is depreciated over the estimated useful lives of the related assets of 5 to 10 years. The cost of leasehold improvements is amortized over the lessor of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for financial reporting purposes. Repairs and maintenance expenditures which do not extend original asset lives are charged to income as incurred.

             (ii) The Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Life Assets to be Disposed of". The statement required that the Company recognizes and measures impairment losses of long-lived assets to be disposed of. At March 31, 1999 and December 31, 1999, the carrying value of the Company's other assets approximate their estimated fair value.

            (g) Goodwill:

                    The cost in excess of the fair value of the assets acquired has been recorded as goodwill which was amortized over a 10 year period. Management continually reviewed the results of the business operations of its acquisitions and in March 1997 determined that certain goodwill was permanently impaired and charged the unamortized portion of the goodwill to operations at the date it become impaired. The goodwill associated with the acquisition in April 1998 of Communication Services Company ("CSC") was charged to operations at the purchase date due to the uncertainty of the Company's (CSC) ability to continue as a going concern.

            (h) Research and Development Costs:

                    The Company charges to operations all research and
            development costs as incurred. Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of the acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2 "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

                    The acquisition of Logic Labs ("Logic")centered on the
            development of lighting products based on an application of a DC power supply (versus standard AC power) to drive industrial systems, this system is call Master Lite. At the time of the acquisition, Logic had filed initial patent applications and had initial laboratory prototypes of the product for a fluorescent system. The Company valued the acquisition at $7,901,000 ($3.00 per share of the Company's stock plus Logic's net worth) based upon management's assessment of the market potential for the then existing prototype application and of the potential for future product offerings based upon its designs as applied to lighting categories. Upon the acquisition of Logic, management determined that the product would require significant engineering and design expenditures and would require several years of development. During the development process, several design iterations have been generated and the Company has filed and received patents for these improvements to the original design. Due to these improvements and post acquisition developments in the lighting market, the Company has modified its original market concept. In addition, due to delays in regulatory review, the Company has modification its original view as to the value of the original designs purchased from Logic. Accordingly, the acquired net worth was deemed by management to have little or not future value and was written off to operations in fiscal 1998.

            (i) Deferred Financing Costs:

                    Direct costs incurred in connection with obtaining financing have been capitalized and were being amortized over the term of the respective financing agreements. Amortization of deferred financing costs aggregating $67,000, $10,000, $20,000 and $65,000 was charged to operations in the nine months ended December 31, 1999 and 1998 and for fiscal 1999 and 1998, respectively. In the nine months ended December 31, 1999 and 1998 $0 and $65,000 of financing was charged to operations as incurred. In fiscal 1999 and 1998, $65,000 and $95,000 of financing costs attributable to indebtedness included in the bankruptcy proceedings were charged to operations as incurred.

            (j) Income Taxes:

                    The Company complies with Statement of Financial Accounting
            Standards No. ("SFAS 109"), "Accounting for Income Taxes," which requires an asset and liability approach to financing accounting and reporting for income taxes. Deferred income tax assets are computed for differences between financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amounts, based on the enacted tax laws and rates in the periods in which differences are expected to affect taxable income. The principal asset and liability differences are deprecation and amortization of property and intangible assets, valuation allowances of accounts receivable and inventories, and utilization of the Company's tax loss carryforwards. Management has fully reserv-ed the net deferred tax assets as its is not more likely than not that the deferred tax asset will be utilized in the future.

            (k) Loss Per Common Share:

                    Loss per common share is based on the weighted average
            number of common shares outstanding. In March 1997,the Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share on the face of the statements of operations which the Company has adopted. Basic loss per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if convertible debentures, options and warrants were to be exercised or converted or otherwise resulted in the issuance of common stock that then shared in the earnings of the entity.

                    Since the effect of outstanding options, warrant and
            convertible debenture conversions are antidilutive in all periods presented, they have been excluded from the computation of loss per common share.

            (l) Significant Adjustments:

                    In the opinion of management, all significant adjustments, estimates and disclosures have been recorded and are an integral component of its financial statements.

NOTE  5 -  ACCOUNTS RECEIVABLE - AFFILIATE.

                        In 1997, the Company advanced $250,000 to EAC
            Acquisition I Corporation ("EAC"), an entity whose president was the general manager of the Company and is the brother of the Company's former president. The Company advanced an additional $500,000 to EAC in 1998. These advances were deposits for acquiring $4,179,000 in assets by the Company's power system manufacturing segment. EAC had previously acquired these assets by issuing notes for the same $4,179,000 to the original sellers. EAC defaulted on its debt payments to the original sellers and the original sellers seized the assets they had sold to EAC in June 1997. The seizure of the assets rendered EAC insolvent without any means to refund the advances to the Company. Accordingly, the Company fully reserved this asset and charged operations for a provision for doubtful accounts of $750,000 in fiscal 1998.


NOTE 6 - INVENTORIES.

                    The components of the inventories in determining the cost of sales are as follows:


                                         DECEMBER 31,                        MARCH 31,
                                -----------------------------     -----------------------------
                                   1999               1998            1999              1998
                                -----------       -----------     -----------       -----------
                                (Unaudited)       (Unaudited)

Raw materials                   $2,917,000       $3,866,000       $3,378,000       $4,902,000
Work-in-process                    357,000        1,969,000        1,780,000        1,779,000
Finished goods                     386,000          996,000          907,000          893,000
                                ----------       ----------       ----------       ----------
                                 3,660,000        6,831,000        6,065,000        7,574,000
Allowance for obsolesence
  and disposal                   2,920,000        5,578,000        5,231,000        6,847,000
                                ----------       ----------       ----------       ----------

                                $  740,000       $1,253,000       $  834,000       $  727,000
                                ==========       ==========       ==========       ==========


                    In May 1999, the manufacturing segment sold for $10,000 part of its obsolete raw material and work-in-process inventories whose cost was approximately $1,517,000. Management estimates that the remaining $2,820,000 allowance for obsolescence at December 31, 1999 is sufficient for the continuing operating segments to dispose of its obsolete and excess inventory and that this allowance reflects the sustained and measurable loss incurred due to the obsolescence of and the excess inventories.

                    The components of the inventories used in determining the
            cost of sales of e2 Electronics' operations are as follows:

                                  March 31,        April 1,
                                    1998             1997
                                 ----------       ----------
Raw materials                    $1,765,000       $3,514,000
Work-in-process                        --            442,000
Finished goods                         --               --
                                 ----------       ----------
                                  1,765,000        3,956,000
Allowance for obsolescence
  and disposal                    1,752,000        3,925,000
                                 ----------       ----------

                                 $   13,000       $   31,000
                                 ==========       ==========

                    During fiscal 1999, the Trustee liquidated this operation's inventory and the proceeds from such liquidation, if any, are being held by the Trustee for distribution to e2 Electronics' creditors.


NOTE  7 -  PROPERTY ASSETS.

                    Property assets consist of the following as at:

                                        December 31,                MARCH 31,
                                                              -----------------------
                                            1999               1999             1998
                                        ------------          ------           ------
                                        (Unaudited)

Machinery and equipment                    $ 59,000          $ 59,000        $ 59,000
Furniture and fixtures                       85,000            85,000          90,000
Leasehold improvements                         --             157,000         169,000
                                           --------          --------        --------
                                            144,000           301,000         318,000
  Less:  Accumulated depreciation           128,000           128,000          80,000
                                           --------          --------        --------

                                           $ 16,000          $173,000        $238,000
                                           ========          ========        ========


                    Depreciation charged to operations in fiscal 1999 and
            1998 was $51,000 and $235,000, respectively. Depreciation charged to operations for the nine months ended December 31, 1999 and 1998 was $63,000 and $100,000. In 1997 management reviewed the results of its contracting operations and determined property assets with an undepreciated cost of $768,000 were valueless and were abandoned resulting in a charge to discontinued operations in a like amount. A portion of the property assets, consisting entirely of machinery and equipment, of the Company's power system manufacturing segment which were located in e2
            Electronics' premises in Erie, Pennsylvania were abandoned in 1998 when this segment's operations were centralized in the Company's Manchester, NH facility. The undepreciated cost of this machinery and equipment of $663,000 was charged to operations in 1998. During the nine months ended December 31,1999, the Company's landlord terminated the lease for its premises in Hudson, N.H. resulting in the write-off of its unamortized leasehold costs of $94,000. Management and the landlord have subsequently agreed to allow the Company to remain in its present facility until April 2000 at which time the Company will move to its new leased facility in Amherst, N.H. (See Notes 8 and 12).


NOTE  8 -  WRITE-DOWNS OF ASSETS.

                    As a result of significant operating losses incurred in
            1997, management on March 31, 1997 formulated a restructuring plan whereby: (1) the leased manufacturing plant in Erie, Pennsylvania would be closed, (2) certain fixed assets and inventory would be sold, (3) certain fixed assets and inventory would be moved to the Warren facility, such assets consisting principally of the custom power equipment line and electronics assembly line to support the Warren and custom power businesses and (4) a small office facility would be leased in Erie, Pennsylvania to support certain administrative functions. This plan required management to evaluate its assets as prescribed by Statement of Financial Accounting Board No. 121. Such evaluation resulted in a charge to operations in fiscal 1997 of $6,601,000 comprised of increases to inventory reserves of $4,800,000, writedown of other assets of $310,000 and the write-off of goodwill of $1,491,000 associated with those assets. Management also evaluated the goodwill associated with the acquisition of these assets, in accordance with the APB 17, and determined that the goodwill was also impaired and should be written off. In the second quarter of 1998, additional machinery and equipment located in the Erie, Pennsylvania facility of $663,000 were abandoned. Management decided to abandon these assets, as well the leased facility, because they were unable to sell those assets. Essentially, these assets were sold for the cost of removing them from the leased premises.

                    There were no employee termination benefits measurable or
            sustained as a result of the closing of the Erie, Pennsylvania facility.


NOTE 9 - FINANCING.

            (a) Revolving Lines of Credit:

                    The Company entered into a revolving credit agreement, as
            amended, in April 1996, with a bank for a borrowing facility of up to $5,000,000. Borrowings under the facility were limited to a borrowing base amount comprised of specified percentages of eligible accounts receivable, inventories, and property assets. Interest was payable monthly at varying amounts over the prime rate (14% at March 31, 1998). The outstanding balance under this facility was $479,000 at March 31, 1998, which was repaid in full in fiscal 1999. The average outstanding indebtedness under this line of credit was $2,155,000 and $40,000 in fiscal 1998 and 1997, respectively. Average interest rate charged was 17.2% and 14% in fiscal 1999 and 1998.

                    In November 1998, the Company entered into a revolving line of credit with a major stockholder. The line, as amended, provides for borrowings of up to $4,000,000. In January 1999, this stockholder advanced an additional $225,000 over the line's maximum. At March 31, 1999, $4,225,000 was outstanding under this facility. Through December 31, 1999, the stockholder advanced an additional $1,700,000 under the facility which aggregates $5,925,000 outstanding at December 31, 1999. Since the Company has not made the required monthly stated interest payments of 10%, the rate by the terms of the agreement is automatically increased to 15%. Accrued interest of $726,000 and $179,000 is outstanding at December 31, 1999 and March 31,1998, respectively, which is included in due to affiliates in the accompanying financial statements. The average outstanding debt under the facility was $1,317,000 and $4,864,000 during fiscal 1999 and the nine months ended December 31, 1999, respectively. Interest charged to operations was $179,000 in fiscal 1999 and $547,000 during the nine months ended December 31, 1999 at an average interest rate of 15%. The line of credit and accrued interest thereon are collateralized by all of the Company's assets and, at the holder's option, are convertible into the Company's common stock at $0.55 per share for the first $4,225,000 of the obligation, $0.20 per share for the next $1,050,000 of the obligation and $0.10 per share for the excess over $5,275,000.

                    The convertibility of that portion of the convertible debt which could result in the issuance of shares of common stock that would exceed the number of shares authorized pursuant to the Company's Certificate of Amendment, is subject to and conditioned upon the amendment to the Certificate of Incorporation to authorize the issuance of such shares of common stock.

            (b) Long-Term Debt:

                   Long-term debt is comprised of the following:

                                               December 31,        March 31,
                                                   1999               1999
                                               ------------        ---------
                                               (Unaudited)
Acquisition note payable in annual
  indebtedness of $250,000 plus
  interest at 10%                              $  250,000          $  500,000

Commonwealth of Pennsylvania
    Department of Commerce Bonds (i):
  Machinery and equipment                         359,000             359,000
  Capital loan fund                                29,000              29,000

Subordinated notes (ii)                           919,000           1,019,000

Convertible subordinated notes (iii)              256,000             256,000

Other notes payable                               324,000             324,000
                                               ----------          ----------

                                               $2,137,000          $2,487,000
                                               ==========          ==========

Portion currently payable                      $2,137,000          $2,487,000
                                               ==========          ==========

                    The Company is in violation of several covenants of its
            various debt agreements at March 31, 1999 and December 31, 1999. Under the terms of the debt agreements, the covenant violations accelerate principal repayment and the entire amounts outstanding are due and payable immediately. Some of the debt holders had commenced actions against the Company seeking payment. The actions were resolved by the Company agreeing to make installment payments to the creditors.

            (i) In 1995, a subsidiary which is in bankruptcy (see Note 2), entered into two loan agreements for an aggregate of $700,000 which was used to acquire property assets. The Company has assumed these obligations to the Commonwealth of Pennsylvania and certain of the assets which the funds were used to acquire. The Court appointed Trustee has custody of the remaining portion of the assets which he will sell and use the proceeds as partial payment to the bankruptcy proceedings creditors.

            (ii) From February through October 1996, e2 Electronics, Inc. ("e2 Electronics") sold securities in a private placement consisting of 10% interest bearing subordinated notes and non-detachable warrants to acquire shares of the e2 Electronics' common stock. No value was assigned to the warrants. Upon recapitalization by the Company of e2 Electronics, the subordinated debt became obligations of the Company and the warrants were issued for shares in the Company's common stock. The Company received $1,637,500 in proceeds from the offering before costs related to the offering. Certain note holders converted their debt into the Company's common stock in the amount of $100,000 during the nine months ended December 31, 1999 and $419,000 was converted into common stock in 1999. The holders of the notes aggregating $1,019,000 at March 31, 1999 and $919,000 at December 31, 1999 are due interest aggregating $368,000 and $351,000 at March 31, 1999 and December 31, 1999, respectively.

            (iii) In December 1997, a subsidiary issued two convertible subordinated notes aggregating $256,000 to a corporate stockholder of the Company. The 10% interest bearing notes which were due and payable in December 1998 remain outstanding at March 31, 1999 and December 31, 1999. The notes and accrued interest thereon aggregating $34,000 (March 31, 1999) and $52,000 (December 31, 1999) are
                    collateralized by all of the Company's assets and, at the holder's option, are convertible into the Company's common stock at $2.00 per share. The noteholder also paid $65,000 for warrants to acquire 32,500 shares of the Company's common stock for no additional consideration.


NOTE 10 -  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES.

                    Accrued expenses and other current liabilities are comprised of the following:

                                           December 31,                  MARCH 31,
                                           ----------              ----------------------

                                              1999                 1999                1998
                                           ----------          ----------          ----------
                                           (Unaudited)
Payroll and commissions                    $  571,000          $  575,000          $  659,000
Vacation pay                                   67,000             140,000             139,000
Payroll taxes and fringe benefits             257,000             169,000             190,000
Professional fees                             127,000             253,000             219,000
Interest                                      587,000             503,000             543,000
Warranty reserve                               57,000              57,000              56,000
Other                                          97,000              70,000              65,000
Placement fees                                   --                  --               497,000
                                           ----------          ----------          ----------
                                           $1,763,000          $1,767,000          $2,368,000
                                           ==========          ==========          ==========

      NOTE 11 -  INCOME TAXES

                    The components of the provision (benefit) for income taxes are as follows:

                           For the Nine Months               For the Years Ended
                            Ended December 31,                    March 31,
                          ------------------------        ------------------------
                            1999            1998            1999            1998
                          --------        --------        --------        --------
                                (Unaudited)
Currently payable:
  Federal                 $  --           $  --           $  --           $  --
  State and local           6,000           6,000           8,000           8,000
                          -------         -------         -------         -------

                          $ 6,000         $ 6,000         $ 8,000         $ 8,000
                          =======         =======         =======         =======

Deferred:
  Federal                 $  --           $  --           $  --           $  --
  State and local          (6,000)         (6,000)         (8,000)         (8,000)
                          -------         -------         -------         -------

                          ($6,000)        ($6,000)        ($8,000)        ($8,000)
                          =======         =======         =======         =======

Total provision           $  --           $  --           $  --           $  --
                          =======         =======         =======         =======


                    The deferred tax benefit results from differences in
            recognition of expenses for tax and financial statement purposes and for minimum tax provisions of the various state and local taxing authorities where the Company and its subsidiaries are subject to tax. The Company has deferred tax assets consisting of the following temporary differences:

                    In light of the continuing losses incurred by the Company
            since its inception, management estimates that it is more likely than not that the benefits from the deferred tax assets will not be realized and, accordingly, the entire tax asset has been fully reserved.

                    The difference between income taxes computed using the
            statutory federal income tax rate and the rate shown in the financial statements are summarized as follows:


                                             For the Years Ended March 31,
                                  ---------------------------------------------------
                                     1999             %        1998               %
                                  -----------       -----  -------------        -----
Loss before income taxes          ($5,003,000)             ($ 14,742,000)
                                  ===========              =============

Computed tax benefit
  at statutory rate               ($1,751,000)      (35.0)   ($5,160,000)       (35.0)

Non-deductible portion
  of compensatory element of
  common stock issuances:
    Research and development               --          --      2,100,000         14.2
    Compensation for services         102,000         2.0         32,000          0.2
  Goodwill                            105,000         2.1             --           --
  Finance charges                      10,000         0.2             --           --

Other                                  16,000         0.3         14,000          0.1

Reserve for operating loss
  carryforward tax asset            1,518,000        30.4      3,014,000         20.5
                                  -----------       -----  -------------        -----

Income tax benefit                $        --          --  $          --           --
                                  ===========       =====  =============        =====


                                         For the Nine Months Ended December 31,
                                  ---------------------------------------------------
                                     1999             %        1998               %
                                  -----------       -----  -------------        -----
                                          (Unaudited)                (Unaudited)
Loss before income taxes          ($3,898,000)             ($  4,294,000)
                                  ===========              =============

Computed tax benefit
  at statutory rate               ($1,364,000)      (35.0)    (1,503,000)       (35.0)

Non-deductible portion of
  Finance costs                        23,000         0.6          4,000          0.1
  Goodwill                                 --          --        105,000          2.4
  Compensation for services                --          --        102,000          2.4
  Other                                 4,000         0.1         12,000          0.3
Reserve for operating loss
  carryforward tax asset            1,337,000        34.3      1,280,000         29.8
                                  -----------       -----  -------------        -----

Income tax benefit                $        --          --  $          --           --
                                  ===========       =====  =============        =====

                    The net operating loss carryforwards at December 31, 1999
            expire as follows:


                         2010     $   905,000
                         2011       1,959,000
                         2012       1,676,000
                         2013       7,444,000
                         2014       7,473,000
                         2015       6,117,000
                                  -----------

                                  $25,574,000


                    The Tax Reform Act of 1986 enacted a complex set of rules
            limiting the utilization of net operating loss carryforwards to offset future taxable income following a corporate ownership change. Among other things, the Company's ability to utilize its operating loss carryforwards is limited following a change in ownership in excess of fifty percentage points in any three-year period. Additionally, the net operating loss will be reduced to the extent of the amount of indebtedness extinguished, if any, under the bankruptcy liquidation proceedings of one of the Company's subsidiaries. The effects, if any, of the potential bankruptcy proceeding debt extinguishment and the change in ownership are not reflected in the foregoing tables.


NOTE 12 - CAPITAL.

            (a) Redeemable Common Stock:

                    As part of the purchase agreement for the acquisition of the net assets of Charter Technologies, Inc., certain creditors of Charter were issued 2,460,000 shares of the Company's common stock redeemable at the holder's option for cash of $410,000. In 1998, the holders accepted (i) $141,624 in cash, (ii) warrants to acquire 303,043 shares of the Company's common stock for no consideration (all of which are outstanding at December 31, 1999), and (iii) warrants to acquire 95,000 shares of the Company's common stock at $3.00 per share (all of which are outstanding at December 31, 1999) as full payment of the Company's obligations under the redeemable common stock.

            (b) Common Stock:

                    In January 1998, the Company issued 2,000,000 of its common shares as part of the purchase of its subsidiary, Logic Labs, Inc. The value of the shares at date of issuance was $6,000,000.

                    In March 5, 1998, an individual acquired 333,333 shares of the Company's common stock for cash of $3.00 per share. In April 1998, this individual purchased additional shares and warrants to acquire the Company's common stock for $6,000,000 in cash before offering costs. Of the 2,163,334 common shares acquired in April 1998, 163,333 are to be issued to a consultant for his advisory services in connection with the sale of the securities. The purchaser also received warrants to acquire an additional 100,000 common shares at $3.00 per share. In November 1998, the Company gave this individual additional rights to avoid dilution of his ownership of the issued and outstanding or issuable shares of the Company's common stock. This individual had loaned the Company $5,925,000 at December 31, 1999 under a revolving credit agreement (see Note 8). This person has the option to convert the debt outstanding at December 31, 1999 into approximately 19,432,000 shares of the Company's common stock.

                    The Company issued 30,000 shares of its common stock, whose fair value was $90,000 ($3.00 per share) at the date issuance, to its corporate general counsel in payment of legal services rendered in fiscal 1999 aggregating $90,000.

                    In April 1998, the Company issued 100,000 shares of its
            common stock whose fair market value at date of issuance was $300,000 for the purchase of Communication Service Company.

                    The Company's Board of Directors authorized the issuance of
            97,200 shares of its common stock having a fair market value at the time of issuance of $291,600 ($3.000 per share) to officers and employees of the Company as bonuses for services rendered which were charged to operations in fiscal 1999.

                    The Company issued 16,800 of its common shares having a fair market value of $50,400 ($3.00 per share) as settlement of a lawsuit, which was charged to operations in fiscal 1999.

                    Pursuant to the convertible notes conversion option, certain holders of the Company's subordinated convertible debentures (See
            Note 9) converted their outstanding loans and accrued interest into 105,950 shares (during fiscal 1999) and 25,000 shares (during the nine months ended December 31, 1999) of the Company's common stock.

            (c) Warrants:

                    In fiscal 1997, warrants to acquire 1,350,000 shares of the
            Company's common stock were issued to Inverness Corporation in connection with a loan agreement. The exercisability and validity of these warrants are currently being challenged by the Company. Inverness Corporation has initiated an action against the Company and others (See Note 12).

                    In fiscal 1997, 1998 and 1999, the Company sold 7,300,000
            warrants at $1.00 each and 788,434 at $3.00 each aggregating $9,665,000 prior to related offering costs. Each warrant allowed the holder to convert the warrant into a like number of the Company's common shares for no additional consideration. Through December 31, 1999, 7,976,434 warrants have been converted into a like number of the Company's common shares.

                    In fiscal 1996 and 1997, the Company raised $1,638,000
            before offering costs through private placements of its convertible notes of $1,637,000 and cashless warrants to acquire 409,395 common shares at $4.00 per share. Through December 31, 1999, $931,000 of convertible debentures and accrued interest have been converted into 180,950 shares of the Company's common stock.

                    In fiscal 1998, the Company received $65,000 from the holder of a subsidiary's convertible subordinated notes for a warrant to acquire 32,500 shares of the Company's common stock for no additional consideration.

                    The Company employed the services of placement agents,
            consultants and investment bankers to assist in and render advise with respect to the sale of its common stock and warrants. One of the consultants agreed to accept 163,333 shares of the Company's common stock as compensation for its services. Although those shares have not actually been issued, they are reflected in accompanying financial statements as issued and outstanding.

                    An investment banker was granted, but not issued, for its
            financial services rendered, warrants to acquire (i) 718,000 shares of the Company's common stock at $1.00 per share, (ii) 71,000 shares of common stock at $3.00 per share and (iii) 405,000 shares of the Company's common stock for no additional consideration. Through December 31, 1999 warrants to acquire 44,000 common shares for no consideration were the only warrants issued as well as exercised. The remaining warrants for 1,150,000 common shares remain outstanding at March 31, 1999 and December 31, 1999. The financial statements reflect the common shares underlying the warrants for 405,000 shares at no additional consideration as issued and outstanding at the beginning of all periods presented. Current management is presently in negotiations with this investment banker to reduce, eliminate, cancel or change the terms, number, and exercise prices of the outstanding warrants. The exact number of warrants or common shares that will be issued to this investment banker, if any, is not presently determinable.

NOTE 13 -  COMMITMENTS AND CONTINGENCIES.

            (a) Leases:

                    The Company is lessee under an operating real property lease for its manufacturing, warehouse and office facility in Hudson, N.H. The Company was delinquent in remitting its rental payments. The landlord commenced an action in 1999 in state court to evict the Company. The court found for the landlord. Subsequent to the landlord receiving its judgement, negotiations between the parties have resulted in the Company's being allowed to remain in the premises essentially on a month to month bases until April 2000, at which time the Company intends to move to its new leased facilities in Amherst, N.H. The new lease is for three years expiring in April 2003. Minimum annual rentals are $115,000 for each year. The Company also leases office facilities on a month to month basis in Erie, PA, Leesburg, VA and Saco, ME. The aggregate monthly rental is $2,000.

            (b) Year 2000:

                    The Company recognizes the need to insure its operations
            will not be adversary affected by year 2000 software failures. The Company communicated with its suppliers, customers and others with which it does business to coordinate year 2000 conversion. The costs of achieving compliance have been immaterial to date. Management believes that its software is presently compliant and through February 15, 2000, the Company has not experienced any problems associated year 2000 issues.

            (c) Litigation:

            (i) A subsidiary of the power manufacturing segment is one of several defendants in an action for personal injuries sustained by an individual. The plaintiff's alleged injuries were allegedly incurred as a result of the negligence of a contractor employed by the subsidiary to install a power system at the plaintiff's workplace. The plaintiff and his spouse are seeking damages of $13,000,000. The Company's insurance carrier has appointed counsel to represent the subsidiary and such counsel as well as management is unable to render an opinion on the ultimate outcome of the lawsuit.

            (ii) The Company, e2 Electronics, Inc., two former officers and a stockholder of the Company, the Company's investment bankers and its general corporate counsel as well as other parties are named defendants in a lawsuit filed in Middlesex Superior Court in Cambridge, Mass. in June 1997 by Inverness Corporation and Menotomy Funding, LLC. The plaintiffs allege breach of contract and a variety of other causes of action relating to the alleged failure of the Company to honor certain stock warrants.

                    In late 1996 a defendant, EAC Acquisition I Corporation ("EAC"), was formed by the Company's investment bankers for the sole purpose of acquiring assets of a troubled corporation located in Billerica, Mass. The parties intended that EAC, whose President was an officer of the Company, would acquire the assets of the business and then manage its operations in an effort to make it a viable concern. As part of the transaction, plaintiffs sold the entire assets to EAC for a short-term note aggregating $1,640,442.

                    During the negotiation of the loan agreement, the plaintiffs represented that they would provide working capital of $300,000 pursuant to the revolving line of credit of $1,780,000 referenced in the loan agreement. As part of the consideration for the transaction, the Company issued a warrant to purchase 750,000 shares of warrant stock in a publicly traded company (CROA) that would be the survivor of a merger with the Company. The Company was never a party to the loan transaction and did not guarantee the debt of EAC.

                    The parties anticipated that the short-term note would be paid through the infusion of new capital from third party investors. However, after several loan forebearances for which the Company issued additional warrants, neither the working capital from the plaintiffs nor any new capital from investors was forthcoming. By May 1997, the plaintiffs foreclosed on their security interest in EAC's assets, thereby forcing EAC to cease operations.

                    Plaintiffs filed suit to obtain money damages in the amount of $7,650,000 for the alleged failure to honor the warrants issued by the Company in connection with the transaction. It is the Company's position that the conditions precedent to the exercise of the warrants never occurred. The Company and EAC have counterclaimed against the Plaintiffs for common law fraud, beach of contract and related claims. The Company and EAC allege they were fraudulently induced into entering into the loan transaction and issuing the warrants in exchange for a non-existent operating line of credit based upon false representations by plaintiffs that it had the liquidity and ability to fund the line of credit. The case is presently in the discovery phase and trial is not expected before the latter part of the year 2000. Management is unable to determine the ultimate resolution of this action and what effect, if any, the resolution would have on the Company's financial condition.

            (iii) The Company and/or its subsidiaries are named defendants or co-defendants in numerous actions with e2 Electronics, Inc. These cases, in the opinion of counsel, will be resolved through the bankruptcy proceedings. The ultimate aggregate resolutions of the lawsuits, in management's opinion, will not have a material adverse effect on the Company's financial condition.

                    The results of legal proceeding cannot be predicted with certainty; however, in the opinion of management, the Company does not have a potential liability related to any legal proceedings and claims that would have a material adverse effect on its financial condition or results of operations.

NOTE 14 -  SEGMENT INFORMATION.

                  The Company's operations are comprised of its lighting
            manufacturing and power system equipment manufacturing segments. Set forth below are sales, operating losses, research and development costs, depreciation and identifiable assets of the segments in thousands.


                                                    For the Nine                For the
                                                    Months Ended              Years Ended
                                                    December 31,              March 31,
                                                 -------------------     -------------------
                                                  1999         1998        1999        1998
                                                 -------     -------     -------     -------
                                                     (Unaudited)
Net sales:
  Lighting                                       $    23     $    --     $    --     $    --
  Power systems                                    5,404       4,817       7,218       6,980
                                                 -------     -------     -------     -------
                                                 $ 5,427     $ 4,817     $ 7,218     $ 6,980
                                                 =======     =======     =======     =======

Operating loss:
  Lighting                                       $   989     $   788     $ 1,271     $ 8,036
  Power systems                                    2,053       2,964       2,977       5,104
                                                 -------     -------     -------     -------
                                                 $ 3,042     $ 3,752     $ 4,248     $13,140
                                                 =======     =======     =======     =======

Depreciation:
  Lighting                                       $    --     $    --     $    --     $    --
  Power systems                                       63         100          51         235
                                                 -------     -------     -------     -------
                                                 $    63     $   100     $    51     $   235
                                                 =======     =======     =======     =======

Research and development:
  Lighting                                       $   624     $   661     $ 1,114     $ 8,036
  Power systems                                       --         219         293         297
                                                 -------     -------     -------     -------
                                                 $   624     $   880     $ 1,407     $ 8,333
                                                 =======     =======     =======     =======

Identifiable assets:
  Lighting                                       $    54     $    47     $    --     $    --
  Power systems                                    2,598       3,578       4,318       1,765
                                                 -------     -------     -------     -------
                                                 $ 2,652     $ 3,625     $ 4,318     $ 1,765
                                                 =======     =======     =======     =======

NOTE 15 -  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS.

                  In July 1998, the Company's auditors, Grant Thornton LLP,
            resigned and the Company's Board of Directors selected Weinick Sanders Leventhal & Co., LLP as its auditors. During the fiscal years ended March 31, 1999, 1998, and 1997 there were no disagreements with Weinick Sanders Leventhal & Co., LLP and during the years ended March 31, 1996 and 1995 there were no disagreements with Grant Thornton LLP, the predecessor auditors, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of the firm, would have caused them to make reference to the subject matter of such disagreements in their reports on such financial statements.

-------------------------------------------------------------------------------

                               PART III - EXHIBITS

Item 1. INDEX TO EXHIBITS - For full text of all exhibits, please see the Company's Form 10SB12G filed with the Securities and Exchange Commission on March 9, 2000 and the Company's Form 10SB126/A filed with the Securities and Exchange Commission on December 21, 2000.

Item #                               Description
------                               -----------
  FDS     Schedule FDS

  3.1     Articles of Incorporation and amendments thereto

  3.2     By-Laws

  9.      Voting Trust Agreements

  9.1 Stockholders Agreement dated as of October 10, 1997 by and among Primo Ianieri, Richard L. Audet, Dianne Toner, Michael Ianieri, Deborah Antipin and Valerie Ianieri.

  9.2 Voting Agreement dated as of April 1, 1998 by and among Elgin e^2, Inc., Mason Cabot Holdings, Inc., Horace T. Ardinger, Jr., Primo Ianieri, Peter Bordes and their spouses.

  10.     Material Contracts

  10.1 Assumption, Payment Agreement and Amended and Restated Royalty Agreement dated as of January 25, 1996 by and between Robert C. Smallwood and American Compact Lighting, L.L.C.

  10.2 Amendment to Royalty Agreement executed by Robert C. Smallwood on April 1, 1998 by and between Robert C. Smallwood and American Compact Lighting, L.L.C.

  10.3 Employment Agreement dated as of December 1, 1997 by and between Robert Smallwood and Logic Laboratories, Inc.

  10.4 License Agreement dated as of April 1, 1998 by and between Horace T. Ardinger, Jr. ("Licensee"), Logic Laboratories, Inc. and Elgin e^2, Inc.

  10.5 Employment Agreement dated as of April 1, 1998 by and between Lewis Kunigel and Warren Power Systems, Inc. (terminated for cause by the Company on February 28, 2000).

  10.6 Secured Revolving Credit Agreement dated as of November 13, 1998 by and between Elgin Technologies, Inc. and Horace T. Ardinger, Jr.

  10.7 Convertible Revolving Promissory Note dated as of November 13, 1998, made by Elgin Technologies, Inc. in favor of Horace T. Ardinger, Jr.

  10.8 Amendment, dated as of December 31, 1999, to Convertible Revolving Promissory Note by Elgin Technologies, Inc. and in favor of Horace T. Ardinger, Jr.

  10.9 Agreement dated as of January 25, 2000 by and between William Mosconi and Elgin Technologies, Inc., e^2 Electronics, Inc., Logic Laboratories, Inc., Warren Power Systems, Inc., and William Mosconi, concerning the resignation of William Mosconi.

  10.10 Employment Agreement dated as of February 21, 2000 by and between Jonathan Scott Harris and Elgin Technologies, Inc.

                         Addendum

  A-1 "The Elgin Master Light Ballast System - Market Potential and Economic Uncertainty" study by The Economics Resource Group, Inc., June 8, 1998.



                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Elgin Technologies, Inc.
------------------------
   (Registrant)

Date: March 2, 2001
      -------------


By: /s/ Michael J. Smith
    --------------------
    Name:  Michael J. Smith
    Title: Executive Vice President and Chief Financial Officer